UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No.1)

                    Under the Securities Exchange Act of 1934

                            Dixon Ticonderoga Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    255860108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Gino N. Pala
                            195 International Parkway
                               Heathrow, FL 32746
                                 (407) 829-9000

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    Copy to:

                            Philip M. Shasteen, Esq.
                    Johnson, Pope, Bokor, Ruppel & Burns, LLP
                       403 East Madison Street, Suite 400
                              Tampa, Florida 33602

                                December 16, 2004
--------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

                                  SCHEDULE 13D

---------------------------                          --------------------------
CUSIP No. CUSIP #                                    Page    2    of   5
                                                          -------    -------
---------------------------                          --------------------------



-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Gino N. Pala
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) |_|
                                                                         (b) |_|
-------------------------------------------------------------------------------
  3   SEC USE ONLY

-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      not applicable
-------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO |_| ITEMS 2(d) or 2(e)

-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.
-------------------------------------------------------------------------------
                  7   SOLE VOTING POWER

                      47,600
 NUMBER OF      ---------------------------------------------------------------
   SHARES         8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY             0
    EACH       ---------------------------------------------------------------
 REPORTING        9   SOLE DISPOSITIVE POWER
  PERSON
   WITH               47,600
                ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                     648,470
-------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      696,070
-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

-------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      21.4%
-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      IN
-------------------------------------------------------------------------------

     This Amendment No. 1 to Schedule 13D is filed to report the execution by Gino N. Pala (the "Reporting Person"), certain other stockholders of the Issuer ("Stockholders") and Pencil Acquisition Corp., a Delaware corporation ("Purchaser") of a Stock Purchase Agreement dated December 16, 2004 (the "Stock Purchase Agreement"), in connection with an Agreement and Plan of Merger entered into on December 16, 2004 (the "Merger Agreement") by the Issuer, the Purchaser and Fila - Fabbrica Italiana Lapis ed Affini S.p.A., an Italian corporation ("Fila"). Pursuant to the Stock Purchase Agreement, the Reporting Person and the Stockholders (i) agreed to sell their shares of common stock, $1.00 par value, of the Issuer ( the "Shares" or the "Common Stock") to Purchaser (or, at Purchaser's request, to tender their shares to Purchaser), (ii) appointed designees of Purchaser as proxies with respect to voting all shares beneficially owned by the Reporting Person, (iii) agreed to vote their shares in favor of the proposed merger and the Merger Agreement and in opposition to any transaction inconsistent with the proposed merger and the Merger Agreement, and (iv) authorized the proxies to execute and deliver consents with respect to their shares upon any and all such matters as each such proxy or its substitute shall in its sole discretion deem proper. The Stock Purchase Agreement terminates in the event the Merger Agreement is terminated.

      This Amendment No.1 supplements and amends the Schedule 13D originally filed by the reporting person on January 13, 2004 (the "Schedule 13D") relating to the Common Stock. Only those items hereby reported are amended. Information contained in this statement is as of the date hereof, unless otherwise expressly provided herein.


Item 3.  Source and Amount of Funds or Other Consideration.
------   --------------------------------------------------

     This Schedule is filed as a result of the Reporting Person entering into the Stock Purchase Agreement.. The Reporting Person did not receive any funds in connection with entering into the Stock Purchase Agreement.

Item 4.  Purpose of the Transaction
-------  --------------------------

     Item 4 is amended by substituting the following in place of Item 4 of the original Schedule 13D filing:

     On December 16, 2004, the Issuer ("Dixon"), Fila, and Purchaser entered into the Merger Agreement, pursuant to which, among other things, Purchaser will commence an offer to purchase for cash all of the Issuer's issued and outstanding shares of common stock, par value $1.00 per share, at a price of $7.00 per share. Purchaser's obligation to accept the tendered shares for purchase is subject to, among other conditions set forth in Annex I of the Merger Agreement, there being validly tendered and not withdrawn prior to the expiration of the tender offer, at least 66 2/3% of the outstanding shares of the Issuer's common stock. Because the obligations of the Reporting Person under the Stock Purchase Agreement are related to the Merger Agreement, the Merger Agreement is annexed hereto as Exhibit 1.

     Concurrently with the execution and delivery of the Merger Agreement, the Reporting Person and the Stockholders, in their capacities as stockholders, entered into the Stock Purchase Agreement. Pursuant to the Stock Purchase Agreement, the Reporting Person and the Stockholders (i) agreed to sell their shares to Purchaser (or, at Purchaser's request, to tender their shares to Purchaser), (ii) appointed designees of Purchaser as proxies with respect to voting all shares beneficially owned by the Reporting Person, (iii) agreed to vote their shares in favor of the proposed merger and the Merger Agreement and in opposition to any transaction inconsistent with the proposed merger and the Merger Agreement, and (iv) authorized the proxies to execute and deliver consents with respect to their shares upon any and all such matters as each such proxy or its substitute shall in its sole discretion deem proper. The Stock Purchase Agreement also imposes restrictions on transfer of the shares subject to the Stock Purchase Agreement.

     Purchaser did not pay any additional consideration to the Reporting Person or the Stockholders in connection with the execution and delivery of the Stock Purchase Agreement. The purpose of the Stock Purchase Agreement is to increase the likelihood that the tender offer and the merger provided for in the Merger Agreement will be consummated. The Stock Purchase Agreement terminates in the event the Merger Agreement is terminated. Shares subject to the Stock Purchase Agreement represent approximately 28% of the outstanding shares of Dixon common stock. The number of Shares beneficially owned by the Reporting Person and subject to the Stock Purchase Agreement is 648,470.

     The Stock Purchase Agreement is annexed hereto as Exhibit 2. The foregoing description of the Merger Agreement and the Stock Purchase Agreement is qualified by the full text of the Merger Agreement and the Stock Purchase Agreement.

Item 5.     Interest in Securities of the Issuer.
------      ------------------------------------

      Item 4 is amended by substituting the following in place of Item 4 of the original Schedule 13D filing:
      The amount of Shares beneficially owned by the Reporting Person on the date hereof is as follows:

                                                Aggregate    Percent
                                                 Number      of Class
                                               ----------    ---------
            Beneficially owned............     696,070 (1)     21.4%

            Sole Voting Power............       47,600 (2)      1.5%
            Shared Voting Power.........             0           0%
            Sole Dispositive Power......        47,600 (2)      1.5%
            Shared Dispositive Power...        648,470 (1)     20.2%

          (1) Represents 485,670 Shares owned individually, 150,000 Shares owned as trustee, and 12,800 Shares owned as custodian for grandchildren.
          (2) Represents Shares subject to options exercisable within 60 days.

     As a result of entering in the Stock Purchase Agreement, the Purchaser may be deemed to beneficially own 648,470 Shares which are also beneficially owned by the Reporting person, constituting approximately 20.2% of the outstanding Shares. The Reporting Person had entered into an Option Agreement dared January 2, 2004 (the "Option Agreement") with Jarden Corporation, a Delaware corporation ("Jarden") which obligated the Reporting Person to vote in favor of a transaction contemplated by any acquisition agreement that may have been entered into with Jarden and granted to Jarden an option to purchase 440,000 Shares owned by the Reporting Person at a price of $5.00 per share. Since the termination of the Option Agreement on March 26, 2004 and until entering into the Stock Purchase Agreement, the Reporting Person had the sole power to vote and to dispose or direct the disposition of such Shares. If the merger is consummated, the Reporting Person will not own beneficially or of record any Shares of the Issuer.

     Other than the Stock Purchase Agreement, the Reporting Person did not effect any transactions in the class of securities reported hereby during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
------  ------------------------------------------------------------------------
        Securities of the Issuer
        ------------------------

        None, except as provided for in the Stock Purchase Agreement.

Item 7.  Material to be Filed as Exhibits
-------  --------------------------------

          1. Merger Agreement dated December 16, 2004 between Dixon Ticonderoga Corporation, Pencil Acquisition Corp., and the Issuer, the Purchaser and Fila - Fabbrica Italiana Lapis ed Affini S.p.A.

          2. Stock Purchase Agreement dated December 16, 2004 between Gino N. Pala, certain other stockholders of the Issuer, and Pencil Acquisition Corp.




                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 22, 2004.



  /s/ Gino N. Pala
Gino N. Pala

                                                     Merger Agreement, Exhibit 1
                                                     ---------------------------













                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                FILA - FABBRICA ITALIANA LAPIS ED AFFINI S.P.A.,

                             PENCIL ACQUISITION CORP

                                       AND

                            DIXON TICONDEROGA COMPANY

                          dated as of December 16, 2004

                          AGREEMENT AND PLAN OF MERGER

     This Agreement and Plan of Merger, dated as of December 16, 2004 (this "Agreement"), is by and among Fila - Fabbrica Italiana Lapis Ed Affini S.p.A., an Italian corporation (the "Parent"), Pencil Acquisition Corp, a newly formed Delaware corporation and wholly-owned subsidiary of the Parent (the "Merger Sub"), and Dixon Ticonderoga Company, a Delaware corporation (the "Company").

                                    RECITALS

     WHEREAS, the respective boards of directors of the Parent, Merger Sub and the Company have each determined that it is in the best interests of their respective corporations and stockholders to approve the acquisition of the Company by the Parent upon the terms and subject to the conditions set forth herein;

     WHEREAS, in furtherance thereof, this Agreement provides for Merger Sub to commence a cash tender offer (the "Offer") to acquire all of the issued and outstanding shares of common stock, par value $1.00 per share, of the Company (the "Company Common Stock") for $7.00 per share in cash (such price, or any such higher price per share as may be paid in the Offer, referred to herein as the "Offer Price");

     WHEREAS, the respective boards of directors of the Parent, Merger Sub, and the Company have each approved, and have each declared advisable the merger of Merger Sub with and into the Company, following consummation of the Offer, upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of Company Common Stock, other than shares owned by the Parent, the Parent's Affiliates (including Merger Sub), the Company or the Company's Subsidiaries, and other than Dissenting Shares (as defined below), will be converted into the right to receive the Merger Consideration (as defined below);

     WHEREAS, the respective boards of directors of the Parent, Merger Sub, and the Company have each determined that the Offer and the Merger (as defined below) are consistent with, and in furtherance of, their respective business strategies and goals;

     WHEREAS, simultaneously with the execution of this Agreement Merger Sub and certain of the Company's stockholders have entered into a stock purchase agreement (the "Stock Purchase Agreement"); and

     WHEREAS, the board of directors of the Company has determined that this Agreement and the consideration to be paid for each share of Company Common Stock in the Offer and the Merger are fair to the Company's stockholders and has recommended that the stockholders accept the Offer, tender their shares of Company Common Stock pursuant thereto, and vote in favor of the Merger and the adoption of the Agreement.

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements in this Agreement, the parties, intending to be legally bound, agree as follows:

                                    ARTICLE I
                            THE OFFER AND THE MERGER

     1.1 The Offer. (a) Provided that this Agreement shall not have been terminated in accordance with Section 6.1 of this Agreement and none of the events set forth in Annex I shall have occurred and be continuing, then as promptly as reasonably practicable following the execution of this Agreement (but in no event later than fifteen (15) Business Days following the date hereof), Merger Sub shall, and Parent shall cause Merger Sub to, commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer to purchase for cash all the shares of Company Common Stock at the Offer Price; provided, however, that Merger Sub shall not commence the Offer prior to the tenth Business Day following the date hereof without the prior written consent of the Company. The obligations of Merger Sub to, and of Parent to cause Merger Sub to, accept for payment, and pay for, shares of Company Common Stock validly tendered pursuant to the Offer on or prior to the final expiration of the Offer and not withdrawn shall be subject only to (i) there being validly tendered and not withdrawn prior to the final expiration of the Offer that number of shares of Company Common Stock which, together with the shares of Company Common Stock then beneficially owned by the Parent or Merger Sub (including, without limitation, the shares of Company Common Stock to be sold to Merger Sub pursuant to the Stock Purchase Agreement), represents at least 66-2/3% of the outstanding shares of Company Common Stock (the "Minimum Condition") and (ii) the other conditions set forth in Annex I hereto. Subject to the terms of the Offer and this Agreement, and the prior satisfaction or waiver by Parent or Merger Sub of the Minimum Condition and the other conditions set forth in Annex I hereto as of any expiration date of the Offer, Merger Sub shall, in accordance with the terms of the Offer, promptly after the expiration of the Offer, consummate the Offer and accept for payment and pay for, and Parent shall cause Merger Sub to accept for payment and pay for, all shares of Company Common Stock validly tendered and not withdrawn pursuant to the Offer (subject to the applicable provisions of Rule 14d-11 under the Exchange Act, to the extent applicable). The Offer shall be made by means of an offer to purchase (the "Offer to Purchase") containing the terms set forth in this Agreement and having only the Minimum Condition and the other conditions set forth in Annex I hereto. Each of Parent and Merger Sub agrees that the Offer to Purchase will provide a statement in all appropriate places therein to the effect that Merger Sub's obligation to purchase shares of Company Common Stock pursuant to the Offer is not conditioned on any financing arrangements or subject to any financing condition. Unless extended in accordance with this Section 1.1(a), the Offer shall provide for an initial expiration date of twenty (20) Business Days following the commencement of the Offer (the "Initial Expiration Date"). Parent and Merger Sub shall have the right to extend the Offer for one ten Business Day period for any reason in their sole discretion. The latest time and date at which the Offer, as may be extended beyond the Initial Expiration Date as permitted or required by this
Section 1.1(a), shall expire shall not be later than the Outside Date (except as may otherwise be required by rule, regulation, interpretation, or position of the SEC or its staff) and is herein referred to as the "Expiration Date." Merger Sub expressly reserves the right to waive or modify the terms of the Offer, except that, without the prior written consent of the Company (such consent to be authorized by the board of directors of the Company or a duly authorized committee thereof), neither Parent nor Merger Sub shall (i) amend or waive satisfaction of the Minimum Condition, (ii) decrease the Offer Price, (iii) change the form of consideration payable in the Offer, (iv) decrease the number of shares of Company Common Stock sought in the Offer, (v) impose additional conditions to the Offer, (vi) amend any of the conditions set forth in Annex I in any manner adverse to the holders of the shares of Company Common Stock,
(vii) amend any other term of the Offer in a manner that is adverse to the holders of the shares of Company Common Stock, or (viii) extend the Offer except as expressly permitted or required by this Section 1.1(a). Each of Parent and Merger Sub agree that they shall not terminate or withdraw the Offer unless, at the Initial Expiration Date, the Minimum Condition shall not have been satisfied or the other conditions to the Offer described in Annex I shall not have been satisfied or earlier waived. Notwithstanding the foregoing:

(1) without limiting the right of Parent and Merger Sub to extend the Offer as permitted by this Section 1.1(a), provided that this Agreement shall not have been terminated in accordance with Section 6.1 hereof, at the request of the Company, Merger Sub will, and Parent will cause Merger Sub to, extend the Offer for one or more periods of ten (10) Business Days each, but in no event beyond the Outside Date, if the conditions set forth in Annex I hereto are not satisfied or, to the extent permitted by this Agreement, waived at or prior to the time the Offer otherwise would expire, except to the extent any such conditions that have not been waived are incapable of being satisfied.

(2) Parent and Merger Sub may (but shall not be obligated to), without the consent of the Company, provided that this Agreement shall not have been terminated in accordance with Section 6.1 hereof, extend the Offer

          (A) beyond the Initial Expiration Date from time to time, for such period or periods of time, no later than the Outside Date, as Parent or Merger Sub reasonably believes are necessary to cause the conditions to be satisfied if, at or prior to the time the Offer otherwise would expire, any conditions to the Offer shall not have been satisfied or, to the extent permitted by this Agreement, waived;

          (B) for any period required by any rule, regulation, interpretation, or position of the SEC or the staff thereof applicable to the Offer; and

          (C) beyond the latest Expiration Date that would otherwise be permitted by this Section 1.1(a) on up to two occasions for periods of ten (10) Business Days each, but in no event beyond the Outside Date, if, on such Expiration Date, all of the conditions to the Merger Sub's obligation to accept for payment and pay for shares of Company Common Stock validly tendered pursuant to the Offer are satisfied or, to the extent permitted by this Agreement, waived, but the number of shares of Company Common Stock validly tendered (and not withdrawn) pursuant to the Offer, together with the Company Common Stock then beneficially owned by Parent and Merger Sub (including, without limitation, the shares of Company Common Stock to be sold to Merger Sub pursuant to the Stock Purchase Agreement), represents less than ninety percent (90%) of the outstanding shares of Company Common Stock; provided, however, that Merger Sub's decision to extend the Offer in the case of this clause (C) shall constitute a waiver of the conditions set forth in clauses (b) and (d) of Section (ii) of Annex I and of its right to terminate the Agreement under Section 6.1(f) of the Agreement (except, in the case of Section 6.1(f), any failure by the Company to perform a covenant or agreement), but, in each case, such waiver shall apply only to the extent that any Material Adverse Effect or any breach of representation or warranty giving rise to the failure of such condition or to such termination right resulted from events that occurred after the time of such extension.

In the event the Minimum Condition is satisfied and Merger Sub purchases the shares of Company Common Stock tendered pursuant to the Offer, Merger Sub may, in its sole discretion, provide a subsequent offering period in accordance with Rule 14d-11 promulgated under the Exchange Act (a "Subsequent Offering Period"). In addition, Merger Sub may increase the Offer Price (but not change any other condition to the Offer) and extend the Offer to the extent required by law in connection with such increase, in each case in its sole discretion and without the consent of the Company.

               (b) As soon as practicable on the date the Offer is commenced, Parent and Merger Sub shall file with the SEC, a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including the exhibits thereto, the "Schedule TO"). The Schedule TO will comply as to form in all material respects with the provisions of all applicable federal securities Laws and will contain or incorporate by reference the summary term sheet required thereby and, as exhibits, the Offer to Purchase, forms of the related letters of transmittal, and summary advertisement, and all other ancillary Offer documents (which documents, together with any amendments and supplements thereto, and any other SEC schedule or form which is filed in connection with the Offer and related transactions, are referred to collectively herein as the "Offer Documents"). Parent and Merger Sub further agree to take all steps necessary to cause the Offer Documents to be filed with the SEC and to be disseminated to the holders of the Company Common Stock, together with the Schedule 14D-9, in each case, as and to the extent required by applicable federal securities Laws. The Company shall provide Parent and Merger Sub with any information regarding the Company or its Subsidiaries that may be required by applicable Law or reasonably requested by Parent or Merger Sub in order to effectuate the preparation and filing of the Offer Documents. Parent and Merger Sub agree promptly to correct the Schedule TO or the Offer Documents if and to the extent that any information shall have become false or misleading in any material respect or as otherwise required by Law (and the Company, with respect to written information supplied by it specifically for use in the Schedule TO or the Offer Documents, shall promptly notify Parent of any required corrections of such information and shall cooperate with Parent and Merger Sub with respect to correcting such information). Parent and Merger Sub further agree to take all steps necessary to cause the Schedule TO, as so corrected, to be filed with the SEC and the Offer Documents, as so corrected, to be disseminated to the holders of the Company Common Stock as required by applicable federal securities Laws. Parent and Merger Sub shall consult with the Company and its counsel with respect to the Offer Documents and shall afford the Company and its counsel a reasonable opportunity to review and comment on the Offer Documents and all documents required to be furnished by Parent or Merger Sub under Rules 14d-2(b) and 14a-12 of the Exchange Act before they are transmitted to or filed with the SEC or disseminated to the Company's stockholders, and Parent and Merger Sub shall consider any such comments in good faith. In addition, Parent and Merger Sub agree to provide in writing to the Company and its counsel any comments or communications, written or oral, that Parent, Merger Sub or their counsel may receive from time to time from the SEC or its staff with respect to the Offer Documents promptly after Parent's or Merger Sub's, as the case may be, receipt of such comments. Prior to responding to any such comments, Parent and Merger Sub shall consult with the Company and its counsel and provide them with a reasonable opportunity to review and participate in any response to any such comments. Parent and Merger Sub shall consider in good faith any suggestions from the Company or its counsel with respect to such comments or response. Parent and Merger Sub shall provide the Company and its counsel with copies of all correspondence between the Parent, Merger Sub, their counsel, or their representatives, on the one hand, and the SEC or its staff, on the other hand.

               (c) Parent shall provide or cause to be provided to Merger Sub on a timely basis all of the funds necessary to purchase all of the shares of Company Common Stock that Merger Sub becomes obligated to purchase pursuant to the Offer. Prior to the time the Offer expires, the Parent shall appoint a bank or trust company in the United States reasonably acceptable to the Company to act as the paying agent hereunder (the "Paying Agent") to receive in trust the funds to which stockholders of the Company shall become entitled upon validly tendering and not withdrawing prior to the final expiration of the Offer their shares pursuant to the Offer. At or prior to the time the Offer expires, Parent shall cause to be deposited with the Paying Agent the aggregate amount necessary for payment in full of all consideration that holders of Company Common Stock are entitled to receive pursuant to the Offer.

               (d) If this Agreement has been terminated pursuant to Section 6.1 of this Agreement, Merger Sub shall, and the Parent shall cause Merger Sub to, promptly terminate the Offer without accepting any of the shares of Company Common Stock for payment.

     1.2 Company Actions.

               (a) Simultaneously with the filing of the Offer Documents with the SEC, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments, supplements, and exhibits thereto, the "Schedule 14D-9"). The
Schedule 14D-9 will comply as to form in all material respects with the provisions of all applicable federal securities Laws. The Schedule 14D-9 shall, subject to the provisions of Section 4.3(e) of this Agreement, contain the recommendation of the Company's board of directors that the stockholders of the Company accept the Offer, tender their shares of Company Common Stock to Merger Sub pursuant to the Offer, and approve and adopt this Agreement and the Merger (the "Company Recommendation"). The Parent and Merger Sub shall provide the Company with any information regarding Parent, Merger Sub, or their Affiliates that may be required by applicable Law or reasonably requested by the Company in order to effectuate the preparation and filing of the Schedule 14D-9. The Company agrees to cause the Schedule 14D-9 to be filed with the SEC and disseminated to the holders of shares of Company Common Stock, together with the Offer Documents, in each case as and to the extent required by applicable federal securities Laws. The Company, on the one hand, and Parent and Merger Sub, on the other hand, agree promptly to correct any information provided by it for use in the Schedule 14D-9 if it shall have become false or misleading in any material respect or as otherwise required by Law. The Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to the holders of the Company Common Stock as required by applicable federal securities Laws. The Company shall consult with Parent, Merger Sub, and their counsel with respect to the Schedule 14D-9 and shall afford Parent, Merger Sub, and their counsel a reasonable opportunity to review and comment on the Schedule 14D-9 before it is filed with the SEC. The Company shall consider any such comments in good faith. In addition, the Company agrees to provide in writing to Parent, Merger Sub and their counsel any comments or communications, written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after the Company's receipt of such comments. Prior to responding to any such comments, the Company shall consult with Parent, Merger Sub and their counsel and provide them with a reasonable opportunity to review and participate in any response to such comments. The Company shall consider in good faith any suggestions from Parent, Merger Sub or their counsel with respect to such comments or response. The Company shall provide the Parent, Merger Sub, and their counsel with copies of all correspondence between the Company, its counsel, or its representatives, on the one hand, and the SEC or its staff, on the other hand.

               (b) In connection with the Offer, the Company will as promptly as practicable furnish or cause to be furnished to Merger Sub any available listing or electronic file containing the names and addresses of the record holders of shares of Company Common Stock as of a recent date, together with copies of security position listings, and shall promptly furnish or cause to be furnished to Merger Sub such information and assistance (including, but not limited to, updated lists of holders of shares of Company Common Stock and updated listings of security positions) as Merger Sub may reasonably request for purposes of communicating the Offer to the Company's stockholders. Except for such steps as are reasonably necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer, the Parent and Merger Sub shall hold in confidence the information contained in any such listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request, deliver to the Company all copies of such information then in their possession or in the possession of their agents or representatives. Parent and Merger Sub shall take such action as is necessary to disseminate the Offer Documents and Company Recommendation to holders of the Company Common Stock.

               (c) Promptly upon the payment by Merger Sub for shares of Company Common Stock pursuant to the Offer and the Stock Purchase Agreement and from time to time thereafter, Merger Sub shall be entitled to designate such number of directors of the Board of Directors of the Company (the "Board"), rounded to the closest whole number, as is equal to the product of the number of directors on the Board, after giving effect to such representation, and the percentage of the outstanding Shares owned by Merger Sub, and the Company, upon request of Merger Sub, subject to applicable law and the Company's Certificate of Incorporation, shall promptly, at the Company's election, either increase the size of the Board or secure the resignation of such number of directors as is necessary to enable Merger Sub's designees to be elected or appointed to the Board and shall use its reasonable best efforts to cause Merger Sub's designees to be so elected or appointed.

               (d) The Company's obligations to appoint designees to the Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. The Company shall promptly take all actions required pursuant to Section 14 (f) and Rule 14f-1 and shall include in the Schedule 14D-9 such information with respect to the Company and its officers and directors as is required under
Section 14 (f) and Rule 14f-1 so long as Parent and Merger Sub have provided the Company on a timely basis all information required to be provided pursuant to the last sentence of this subsection (d). Parent and Merger Sub will provide the Company with all necessary assistance, in order to fulfill the Company's obligations under this Section 1.2(d), and will supply to the Company in writing and be solely responsible for any information with respect to either of them and their nominees, officers, directors and affiliates required by Section 14 (f) and Rule 14f-1.

               (e) Anything in this Section 1.2 to the contrary notwithstanding, if Merger Sub's designees are elected or appointed to the Company's Board, then until the Effective Time, the Company's Board shall have at least two directors, or such greater number as may be required by the rules of the American Stock Exchange, who are Independent Directors. For purposes of this Agreement, the term "Independent Director" shall mean a member of the Company's Board (i) who (except as otherwise provided in this subsection (e)) was a member thereof on the date hereof, (ii) who is not an Affiliate or Associate of Parent or Merger Sub, (iii) who is not an employee of the Company or any of its Subsidiaries, and
(iv) who is otherwise considered an independent director within the meaning of the rules of the American Stock Exchange. If the number of Independent Directors shall be reduced below two, or such greater number as may be required by the rules of the American Stock Exchange, the remaining Independent Director(s) shall be entitled to designate persons to fill such vacancies who are not Affiliates or Associates of Parent or Merger Sub and who otherwise are considered independent directors within the meaning of the rules of the American Stock Exchange, and such persons shall be deemed to be Independent Directors for purposes of this Agreement. If there shall be no Independent Directors, then the other directors shall use commercially reasonable efforts to designate two persons, or such greater number as may be required by the rules of the American Stock Exchange, to fill such vacancies who are not Affiliates or Associates of Parent or Merger Sub and who otherwise are considered independent directors within the meaning of the rules of the American Stock Exchange, and such persons shall be deemed to be Independent Directors for purposes of this Agreement. Following the purchase by Merger Sub of shares of Company Common Stock pursuant to the Offer, and prior to the Effective Time, Parent and Merger Sub shall use their reasonable best efforts to ensure that at least two Independent Directors (or such greater number as may be required by the rules of the American Stock Exchange) serve as directors of the Company until the Effective Time and neither Parent nor Merger Sub will take any action to cause any Independent Director to be removed as a director of the Company except for cause. The Independent Directors shall form a committee that, during the period from the time shares of Company Common Stock are accepted for purchase pursuant to the Offer until the Effective Time, shall, to the extent permitted by the General Corporation Law of the State of Delaware (the "DGCL") and this Agreement, have the sole power and authority, by a majority vote of such Independent Directors, to cause the Company to (a) agree to amend this Agreement or to extend the time for the performance of any of the obligations or other acts of the Parent or Merger Sub under the Offer, the Merger or this Agreement, or (b) exercise or waive any of the Company's rights, benefits, or remedies under this Agreement except for the right to terminate the Agreement. In addition, during the period from the time shares of Company Common Stock are accepted for purchase pursuant to the Offer until the Effective Time, any (a) amendment to the Company's Certificate of Incorporation or Bylaws, (b) termination of this Agreement by the Company, (c) other action that could adversely affect the interests of the holders of shares of Company Common Stock (other than the Parent or Merger Sub), and (d) action specified in the immediately preceding sentence with respect to which the DGCL does not permit a committee of the Board to exercise sole power and authority, shall require, in addition to any other affirmative vote required under the DGCL or the Company's Certificate of Incorporation or Bylaws, the affirmative vote of not less than a majority of the entire Board, which majority shall include the concurrence of a majority of the Independent Directors, and neither Parent nor Merger Sub shall approve (either in its capacity as a stockholder or as a party to this Agreement, as applicable), and each shall use its reasonable best efforts to prevent the occurrence of, any such actions, unless such action shall have received the concurrence of a majority of the Independent Directors.

     1.3 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time (the "Merger"). At the Effective Time the separate corporate existence of Merger Sub shall cease, the Company shall be the surviving corporation (sometimes referred to as the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the DGCL.

     1.4 Closing. The closing of the Merger (the "Closing") will take place at a time and on a date to be specified by the parties (the "Closing Date"), which shall be no later than the second Business Day following the later of: (a) the expiration of the Offer (or the expiration of any Subsequent Offering Period if Merger Sub elects to provide such a Subsequent Offering Period) and (b) satisfaction or waiver of all of the conditions set forth in Article V (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), unless another time or date is agreed to by the parties. The Closing shall take place at the offices of Shapiro Forman Allen & Miller LLP at 380 Madison Avenue, New York, New York 10017, or such other location as agreed to by the parties.

     1.5 Effective Time; Filing of Certificate of Merger. Subject to the provisions of this Agreement, on the Closing Date, the parties shall cause the Merger to be consummated by filing a properly executed certificate of merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware in accordance with the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at the time of such filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or at such later date or time as the Parent and the Company shall agree and specify in the Certificate of Merger (the "Effective Time").

     1.6 Effects Of The Merger.

               (a) The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

               (b) At the Effective Time, (i) the certificate of incorporation of the Company shall be amended and restated to read in its entirety as set forth on Exhibit A hereto and (ii) the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

               (c) Immediately prior to the Effective Time, each of the directors of the Company shall resign such position. At the Effective Time, the directors and officers of Merger Sub immediately prior to the Effective Time shall become the initial directors and officers of the Surviving Corporation and shall hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until his or her death, disability, resignation or removal or until his or her successor is duly elected and qualified, as the case may be.

               (d) If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that consistent with the terms of this Agreement any deeds, bills of sale, assignments, assurances in Law or any other acts or things are necessary or desirable (i) to continue, vest, perfect or confirm, of record or otherwise, the Surviving Corporation's right, title or interest in, to or under any of the rights, properties, privileges, franchises or assets of either of the constituent corporations acquired or to be acquired by the Surviving Corporation by reason of, as a result of, or in connection with, the Merger, or (ii) otherwise to carry out the purposes of this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either of such constituent corporations, all such deeds, bills of sale, assignments and assurances, and to take and do, in the name and on behalf of each of such constituent corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties, privileges, franchises or assets in the Surviving Corporation or otherwise to carry out the intent of this Agreement.

      1.7   The Proxy Statement; Special Meeting; Company Recommendation.

               (a) If, after consummation of the Offer, a meeting of the Company's stockholders is necessary to consummate the Merger and the Merger has not become effective without a meeting of stockholders pursuant to Section 1.8(a) hereof and has not been approved by the Stockholders' Written Consent pursuant to Section 1.8(b) hereof, then:

               (1) As promptly as practicable after the consummation of the Offer and if required by the Exchange Act, the Company shall prepare and cause to be filed with the SEC a preliminary Proxy Statement in connection with the Special Meeting (as defined below), and shall use reasonable efforts to have the Proxy Statement cleared by the SEC as soon as possible. As promptly as reasonably practicable after the Proxy Statement has been cleared by the SEC, the Company shall mail the definitive Proxy Statement to stockholders of the Company. Except as permitted by Section 4.3(e), the Proxy Statement shall contain the Company Recommendation. The Parent and Merger Sub shall provide the Company with any information regarding Parent, Merger Sub, or their Affiliates that may be required by applicable Law or reasonably requested by the Company in order to effectuate the preparation and filing of the Proxy Statement. The Company shall consult with the Parent and Merger Sub with respect to the Proxy Statement and shall afford the Parent and Merger Sub reasonable opportunity to review and comment thereon prior to its finalization. The Company shall consider any such comments in good faith. If, at any time prior to the Special Meeting, any event shall occur which is required to be set forth in an amendment or supplement to the Proxy Statement, the Company or the Parent, as the case may be, shall promptly notify the other of such event. In such case, the Company, with the cooperation of the Parent and Merger Sub, will promptly prepare and mail such amendment or supplement to its stockholders, and the Company shall consult with the Parent and Merger Sub with respect to such amendment or supplement and shall afford the Parent and Merger Sub reasonably opportunity to comment thereon prior to such mailing. The Company shall consider any such comments in good faith.

               (2) Except as otherwise permitted in this Agreement, the Company shall take all action reasonably necessary in accordance with the DGCL, its certificate of incorporation, and its bylaws to cause a special meeting of its stockholders to be duly called, noticed and convened to consider the adoption of this Agreement (including any postponement or adjournment thereof, the "Special Meeting"). Subject to applicable Law, the Special Meeting shall be held (on a date selected by the Company in consultation with the Parent) as promptly as reasonably practicable after the acceptance of payment and purchase of Company Common Stock by Merger Sub pursuant to the Offer and the definitive Proxy Statement has been mailed to the stockholders of the Company. Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Special Meeting (i) to ensure that any supplement or amendment to the Proxy Statement is provided to its stockholders in advance of a vote on this Agreement, or (ii) if as of the time for the Special Meeting as set forth in the Proxy Statement there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such Special Meeting.

               (b) The Parent shall cause all shares of Company Common Stock beneficially owned by the Parent or any Affiliate of the Parent or over which Parent or any of its Affiliates exercise voting control to be voted in favor of the adoption of this Agreement at the Special Meeting.

               (c) As soon as practicable after the Special Meeting, the Company shall deliver to Parent a certificate of its corporate secretary setting forth the voting results from the Special Meeting.

      1.8   Merger Without Meeting of Stockholders.

               (a) Notwithstanding anything in Section 1.7 of this Agreement to the contrary, if Merger Sub shall have accepted for payment pursuant to the Offer such number of shares of Company Common Stock which, when aggregated with the shares of Company Common Stock otherwise beneficially owned by the Parent or its Affiliates (including, without limitation, shares of Company Common Stock sold to Merger Sub pursuant to the Stock Purchase Agreement), represents a number of shares sufficient to enable Merger Sub (if all such shares of Company Common Stock were owned by Merger Sub) to cause the Merger to become effective without a meeting of stockholders of the Company pursuant to Section 253 of the DGCL, then the parties will take all necessary and appropriate action to cause the Merger to become effective pursuant to Section 253 of the DGCL as soon as practicable after Merger Sub accepts for payment and pays for shares tendered in the Offer (including, without limitation, causing any shares of Company Common Stock beneficially owned by Parent or any of its Affiliates but not owned directly by Merger Sub to be transferred to Merger Sub).

               (b) Notwithstanding anything in Section 1.7 of this Agreement to the contrary, if Merger Sub shall have accepted for payment pursuant to the Offer such number of shares of Company Common Stock which, when aggregated with the shares of Company Common Stock otherwise beneficially owned by the Parent or its Affiliates or over which any of them exercises voting control (including, without limitation, shares of Company Common Stock sold to Merger Sub pursuant to the Stock Purchase Agreement), represents a number of shares equal to not less than 66-2/3% of the then outstanding shares of Company Common Stock but less than that number of shares sufficient to enable Merger Sub (if all such shares of Company Common Stock were owned by Merger Sub) to cause the Merger to become effective without a meeting of stockholders of the Company pursuant to
Section 253 of the DGCL, Merger Sub shall, and Parent shall cause its Affiliates and any record holder of Company Common Stock over which Parent or any of its Affiliates exercises voting control to, execute and deliver to the Company, in accordance with Section 228 of the DGCL, a consent or consents in writing voting all shares of Company Common Stock beneficially owned by Parent and any of its Affiliates or over which Parent or any of its Affiliates exercises voting control in favor of the approval and adoption of this Agreement and the Merger (the "Stockholders' Written Consent"). Simultaneously with the filing of the Company's Schedule 14D-9, the Company shall file with the SEC an information statement on Schedule 14C pursuant to Section 14(c) of the Exchange Act and the rules and regulations promulgated thereunder (the "Schedule 14C Information Statement"). The Company shall use all reasonable efforts to respond as promptly as practicable to any comments of the SEC or its staff with respect to the
Schedule 14C Information Statement. The Company shall promptly notify the Parent upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Schedule 14C Information Statement and shall provide the Parent with copies of all correspondence between the Company and its representatives, on the one hand, and the SEC and its staff, on the other hand. Notwithstanding the foregoing, prior to filing or mailing the Schedule 14C Information Statement (or any amendment or supplement thereto) or responding to any comments of the SEC or its staff with respect thereto, the Company (i) shall consult with Parent, Merger Sub, and their counsel and provide them with a reasonable opportunity to review and comment on such document or response and (ii) shall consider any such comments in good faith. Upon Parent's request, if the Offer is consummated but the number of shares of Company Common Stock accepted for payment in the Offer, together with the shares of Company Common Stock then beneficially owned by the Parent or its Affiliates (including, without limitation, shares of Company Common Stock sold to Merger Sub pursuant to the Stock Purchase Agreement) is less than 90% of the Company Common Stock then outstanding, the Company shall cause the Schedule 14C Information Statement to be mailed to the Company's stockholders as promptly as practicable following the Expiration Date and delivery by Merger Sub of the Stockholders' Written Consent.

      1.9 Conversion of Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the Company, the Parent, Merger Sub or the stockholders thereof:

               (a) Each share of capital stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

               (b) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than shares to be canceled in accordance with Section 1.9(c) and Dissenting Shares, shall be converted into the right to receive $7.00 in cash, payable to the holder thereof, without any interest thereon (the "Merger Consideration"), as soon as reasonably practicable after the surrender of the certificate(s) representing such Company Common Stock as provided in Section 1.10. Notwithstanding the foregoing, if Parent or Merger Sub increases the Offer Price as permitted by Section 1.1(a) of this Agreement, then the Merger Consideration shall be the same cash amount as the Offer Price paid to holders in connection with consummation of the Offer. At and after the Effective Time, all shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a share certificate which immediately prior to the Effective Time represented shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be issued in consideration therefor upon surrender of such certificate in accordance with Section 1.10, or in the case of holders of Dissenting Shares, such rights as are granted pursuant to Section 262 of the DGCL and this Agreement.

               (c) Each share of Company Common Stock that is held in the Company's treasury or owned or held by any Subsidiary of the Company, the Parent, or any Affiliate of Parent shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

      1.10  Exchange Of Certificates.

               (a) Prior to the Effective Time, the Parent shall appoint the Paying Agent and authorize the Paying Agent to receive in trust the funds to which stockholders of the Company shall become entitled upon surrender of the certificates in accordance with this Section 1.10. At or prior to the Effective Time, Parent shall cause to be deposited with the Paying Agent the aggregate amount necessary for payment in full of all consideration that holders of Company Common Stock and Eligible Options are entitled to receive pursuant to
Section 1.9 and Section 1.13, respectively, to be held for the benefit of, and distribution to, such holders in accordance with this Agreement. The Paying Agent shall agree to hold such funds (the "Payment Fund") for delivery as contemplated by this Section 1.10. The Payment Fund shall be invested as directed by Parent or the Surviving Corporation pending payment thereof by the Paying Agent to holders of Company Common Stock and Eligible Options. Earnings from such investments in excess of the aggregate Merger Consideration shall be the sole and exclusive property of the Surviving Corporation, and no part of such earnings shall accrue to the benefit of the holders of Company Common Stock or Eligible Options. If for any reason (including losses) the Payment Fund is inadequate to pay the cash amounts to which holders of shares of Company Common Stock and Eligible Options shall be entitled, Parent and the Surviving Corporation shall in all events remain liable for the payment thereof and Parent shall take all steps necessary to enable and cause the Surviving Corporation to provide to the Paying Agent on a timely basis, as and when needed after the Effective Time, cash necessary to pay for the shares of Company Common Stock converted into the right to receive cash pursuant to Section 1.9 and to pay the cash amount due to holders of Eligible Options pursuant to Section 1.13. The Payment Fund shall not be used for any purpose except as expressly provided in this Agreement.

               (b) As soon as reasonably practicable after the Effective Time, but in no event later than ten (10) Business Days thereafter, the Paying Agent shall mail to each holder of record of a certificate that immediately prior to the Effective Time represented shares of Company Common Stock (other than Parent, any Affiliate of Parent, the Company, any Subsidiary of the Company and any holder of Dissenting Shares): (i) a letter of transmittal (a "Letter of Transmittal"), which Letter of Transmittal shall specify that delivery shall be effected, and risk of loss and title to each such certificate shall pass, only upon delivery of such certificates to the Paying Agent, and contain such other provisions as the Company and Parent may reasonably specify; and (ii) instructions for use in surrendering such certificates in exchange for Merger Consideration. Thereafter, upon surrender of a certificate representing Company Common Stock for cancellation to the Paying Agent, together with a Letter of Transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent, the holder of such certificate shall (subject to applicable abandoned property, escheat and similar Laws) receive in exchange therefor the amount of cash equal to the product of (x) the Merger Consideration and (y) the number of shares of Company Common Stock represented by such certificate, and the certificate so surrendered shall be canceled. If a transfer of ownership of shares of Company Common Stock has not been registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such certificate or establish to the satisfaction of the Parent that such Taxes have been paid or are not applicable.

               (c) All cash paid upon the surrender of certificates representing Company Common Stock in accordance with the terms of this Article I shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock theretofore represented by such certificates, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time that may have been declared or made by the Company on such shares of Company Common Stock and that remain unpaid at the Effective Time. If, after the Effective Time, certificates representing Company Common Stock are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be canceled and exchanged as provided in this Article I, except as otherwise provided by Law.

               (d) None of the Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. No Person previously entitled to any amounts payable pursuant to this Article I shall have any claim to such amount to the extent such amount has escheated or become the property of, and paid to, any Governmental Entity. At any time following six months after the Effective Time, the Surviving Corporation shall be entitled to require that the Paying Agent deliver to it any funds (including any earnings received with respect thereto) that had been made available to the Paying Agent and that have not been disbursed to holders of certificates representing Company Common Stock or holders of Eligible Options, and thereafter such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their certificates.

               (e) The Paying Agent shall be authorized to pay the Merger Consideration attributable to any certificate(s) representing Company Common Stock that have been lost, stolen or destroyed upon receipt of evidence of ownership of the Company Common Stock represented thereby and of appropriate indemnification and/or bond in each case reasonably satisfactory to the Surviving Corporation.

               (f) The Parent, the Surviving Corporation, and the Paying Agent shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement to any holder of certificates previously representing Company Common Stock or to any holder of Eligible Options such amounts as the Parent, the Surviving Corporation, or the Paying Agent, respectively, reasonably determines is required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the "Code"), or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of such certificates or of such Eligible Options in respect of which such deduction and withholding was made by the Parent, the Surviving Corporation, or the Paying Agent.

     1.11 No Further Rights or Transfers. Except for the surrender of the certificate(s) in exchange for the Merger Consideration or the perfection of appraisal rights with respect to the Dissenting Shares, at and after the Effective Time, each holder of shares of Company Common Stock issued and outstanding immediately prior to the Merger shall cease to have any rights as a stockholder of the Company, and no transfer of shares of Company Common Stock issued and outstanding immediately prior to the Merger shall thereafter be made on the stock transfer books of the Surviving Corporation.

      1.12  Dissenting Shares.

               (a) Notwithstanding anything in this Agreement to the contrary and unless otherwise provided by applicable Law, shares of Company Common Stock that are owned by stockholders of the Company who have properly perfected their rights of appraisal in accordance with the provisions of Section 262 of the DGCL (the "Dissenting Shares") shall not be converted into the right to receive the Merger Consideration, unless and until such stockholders shall have failed to perfect or shall have effectively withdrawn or lost their rights of appraisal under applicable law, but, instead, the holders thereof shall be entitled only to such rights as are granted pursuant to Section 262 of the DGCL. If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such right of appraisal, each share of Company Common Stock held by such stockholder shall thereupon be deemed to have been converted into the right to receive and become exchangeable for, as of the Effective Time, the Merger Consideration, as provided in Section 1.9(b).

               (b) The Company shall notify the Parent of any written demands for appraisal with respect to any shares of Company Common Stock received by the Company in accordance with Section 262 of the DGCL, and any withdrawals of such written demands, and any other instruments served in connection with such written demands pursuant to the DGCL. The Company shall give Parent the opportunity to participate in all negotiations and proceedings with respect to such demands for appraisal under the DGCL consistent with the obligations of the Company thereunder, and shall keep Parent reasonably informed with respect to such negotiations or proceedings. The Company shall not, except with the prior written consent of the Parent, (x) voluntarily make any payment with respect to any such demand for appraisal, (y) offer to settle or settle any such demand for appraisal, or (z) waive any failure to timely deliver a written demand for appraisal in accordance with the DGCL.

      1.13  Stock Options and Purchase Plan.

               (a) As soon as practicable following the date of this Agreement, the Company shall take or cause to be taken such actions as are reasonably required to ensure that (i) each holder (each, an "Optionee") of a Company Stock Option that has not previously expired or been exercised in full as of or prior to the Effective Time, whether vested or unvested (each such option, an "Eligible Option"), shall have the right to irrevocably elect, no later than immediately prior to the consummation of the Merger, to surrender following the consummation of the Merger any Eligible Option then held by the Optionee in exchange for the right to receive a cash payment equal to (x) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per share of Company Common Stock subject to such Eligible Option, multiplied by (y) the number of shares of Company Common Stock then issuable pursuant to the unexercised portion of such Eligible Option, payable not later than five days after the Effective Time, (ii) each Optionee shall have the right to purchase, effective no later than immediately prior to the consummation of the Merger, subject to the consummation of the Merger and in accordance with the terms of the relevant plan or document, all or any part of the shares of Company Common Stock subject to any Eligible Option held by the Optionee (that has not been surrendered pursuant to (i) above), and each share of Company Common Stock so purchased shall be converted, as of the Effective Time, into the right to receive the Merger Consideration, all in accordance with Section 1.10 hereof, and (iii) each Eligible Option (with respect to which an Optionee has not exercised one of the rights set forth in subsection (i) or (ii) of this Section 1.13(a)) shall following the Merger confer upon the Optionee only the right to receive upon exercise in accordance with the terms of the relevant plan or document (including payment of the aggregate exercise price), for each share of Company Common Stock that otherwise would be issuable pursuant to the unexercised portion of such Eligible Option, the Merger Consideration.

               (b) Prior to the Effective Time, the Company shall take or cause to be taken such actions as are required to cause (i) the Company Stock Plans to terminate as of the Effective Time, (ii) the provisions in any other Company Benefit Plan providing for the issuance, transfer or grant of any shares of capital stock of the Company or any interest in respect of any capital stock of the Company to be terminated as of the Effective Time, and (iii) the exemption set forth in Rule 16b-3(e) under the Exchange Act to be applicable to the disposition of the Company Common Stock and Company Stock Options in or in connection with the Merger as contemplated by this Agreement by all persons who are officers or directors of the Company.

               1.14 Withholding Rights. The Surviving Corporation shall be entitled to deduct and withhold, or cause to be deducted and withheld, from the consideration payable pursuant to this Agreement to any holder of Company Common Stock or Eligible Options such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or any other provision of applicable state, local or foreign Tax Law. To the extent that amounts are so deducted or withheld, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holders in respect of which such deduction and withholding was made.

                                   ARTICLE II.
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to the Parent and Merger Sub, subject to the exceptions disclosed in writing in the disclosure letter dated as of the date hereof delivered to the Parent by the Company pursuant to, and as an integral part of, this Agreement (the "Company Disclosure Letter"), as follows:

     2.1 Organization, Standing and Corporate Power.

               (a) Organization. Each of the Company and its Subsidiaries is a corporation or other entity duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized and is qualified to do business as a foreign corporation or similar entity and in good standing in the jurisdictions in which the ownership, leasing, or operation of property or the conduct of its business requires its qualification as a foreign corporation or similar entity, except where the failure so to qualify would not have a Material Adverse Effect on the Company.

               (b) Powers. Each of the Company and its Subsidiaries has the requisite corporate or other entity power and authority to carry on its business as it is now conducted.

               (c) Certificate of Incorporations and Bylaws. Prior to the date hereof, the Company has made available to the Parent complete and correct copies of its certificate of incorporation and bylaws, as currently in effect.

      2.2   Company Recommendation; Rights Agreement; Takeover Statutes.

               (a) Recommendation. The board of directors of the Company, at a meeting duly called and held, has (i) determined that each of the Offer, this Agreement, and the Merger contemplated hereby is advisable and in the best interests of the Company and its stockholders and is fair to the Company's stockholders and (ii) resolved to make the Company Recommendation to the Company's stockholders, and none of such determinations, approvals or resolutions has been amended, rescinded, or modified as of the date of this Agreement.

               (b) Rights Agreement. Subject to the accuracy of the representations and warranties contained in Sections 3.7 and 3.8 of this Agreement, the Company and the board of directors of the Company have taken all necessary action so that the approval, execution or consummation of the Offer, this Agreement, the Stock Purchase Agreement and the Merger do not and will not result in the ability of any Person to exercise any Right issued under the Rights Agreement and do not and will not cause the Rights to separate from the shares of Company Common Stock to which they are attached or to be triggered or to become exercisable. The Company and the board of directors of the Company have taken all actions necessary under the Rights Agreement so that neither the execution of this Agreement or any amendments thereto, nor the consummation of the Offer, the Stock Purchase Agreement or the Merger shall cause (i) Parent and/or Merger Sub or their respective Affiliates or Associates to become an Acquiring Person (as such terms are defined in the Rights Agreement) or (ii) a Distribution Date, a Stock Acquisition Date, or a Triggering Event (as such terms are defined in the Rights Agreement) to occur by reason of the approval, execution, or consummation of this Agreement, the Offer, or the Merger.

               (c) Takeover Law. Subject to the accuracy of the representations and warranties contained in Sections 3.7 and 3.8 of this Agreement, the board of directors of the Company has taken all actions required to be taken by it in order to render the restrictions on business combinations contained in Section 203 of the DGCL inapplicable to the Offer, this Agreement, the Stock Purchase Agreement and the Merger. No other state takeover, anti-takeover, moratorium, fair price, interested stockholder, business combination or similar statute or rule is applicable to the Offer, this Agreement, the Stock Purchase Agreement or the Merger other than those that may be made applicable solely by reason of Parent's or Merger Sub's (as opposed to the Company's or any of its Subsidiaries') participation in the Offer or the Merger.

     2.3 Subsidiaries. Section 2.3 of the Company Disclosure Letter sets forth a true and complete list of each of the Company's Subsidiaries and the manner in which the Company's ownership in such Subsidiary is held. Section 2.3 of the Company Disclosure Letter lists all subsidiaries and divisions (it being understood that a group of assets shall not be deemed to have been a "division" unless the Company considered it to be such) of the Company owned and divested by the Company since 1999 and the manner and to whom such subsidiary or division was divested. Except as noted in Section 2.3 of the Company Disclosure Letter, all of the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company have been validly issued, are fully paid and nonassessable and are owned directly or indirectly by the Company, free and clear of all pledges, claims, liens, charges, encumbrances, mortgages, security interests or adverse claims of any kind or nature whatsoever (collectively, "Liens") and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests, except restrictions arising under applicable securities laws. Other than the capital stock of, or other equity interests in, its Subsidiaries, and other than securities held by or through any Company Benefit Plan, the Company does not, directly or indirectly, beneficially own any securities or other beneficial ownership interests in any other entity.

      2.4   Capitalization.

               (a) Capital Stock. The authorized capital stock of the Company consists of (i) 8,000,000 shares of common stock, par value $1.00 per share, and
(ii) 100,000 shares of preferred stock, par value $1.00 per share, having such rights and preferences as the Company's board of directors may designate. As of the date hereof, 3,207,894 shares of the Company's common stock, par value $1.00 per share, are issued and outstanding; 502,415 shares of the Company's common stock, par value $1.00 per share, are held in treasury; and no shares of the Company's preferred stock, par value $1.00 per share, are outstanding. Section 2.4(a) of the Company Disclosure Letter sets forth all of the Company Stock Options and the number of shares of Company Common Stock that are issuable in respect of the Company Stock Options and the price at which each option is exercisable.

               (b) Issuance; Ownership. All of the outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and nonassessable and not issued in violation of any preemptive rights. The Company is not a party to any voting agreement with respect to the voting of any such securities. Except for the Company Stock Options and Warrants, there are no options, warrants, conversion rights or other rights to subscribe for or purchase, or other contracts with respect to, any capital stock of the Company or its Subsidiaries and there are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Company or its Subsidiaries.

               (c) Voting Debt; Repurchase  Obligations.  As of the date hereof,
(i) no bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) are issued or outstanding, and (ii) there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock of the Company.

     2.5 Authorization; Enforceability. The execution and delivery by the Company of this Agreement and the performance of this Agreement and consummation of the Merger by the Company are within the corporate power and authority of the Company and have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger, to receipt of the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect generally affecting the rights of creditors and subject to general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     2.6 No Violation or Conflict. The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement and consummation of the Merger by the Company will not, except as disclosed in Section 2.6 of the Company's Disclosure Letter (i) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under or to the loss of a material benefit under or to the increase of obligations under any Material Contract of the Company or its Subsidiaries, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries, (ii) result in any violation of any provision of the certificate of incorporation or bylaws of the Company or the charter documents of its Subsidiaries, (iii) violate any Existing Permits of the Company or its Subsidiaries or any Law applicable to the Company or its Subsidiaries, other than, in the case of clauses (i) and (iii), any such violations, defaults, rights, losses or Liens that, individually and in the aggregate, would not (x) have a Material Adverse Effect on the Company, (y) reasonably be expected to significantly impair the ability of the Company to perform its obligations under this Agreement or (z) reasonably be expected to prevent or materially delay the consummation of the Merger.

     2.7 Governmental Approvals. The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement and consummation of the Merger by the Company will not, require any consent of, or filing with or notification to, any Governmental Entity, except (i) for applicable requirements, if any, of the Exchange Act, the Securities Act and state securities or "blue sky" Laws, (ii) for the filing of a certificate of merger as required by the DGCL and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (iii) where failure to obtain such Consents or make such filings or notifications would not
(x) have a Material Adverse Effect on the Company, (y) reasonably be expected to significantly impair the ability of the Company to perform its obligations under this Agreement or (z) reasonably be expected to prevent or materially delay the consummation of the Merger, and (iv) as disclosed in Section 2.7 of the Company Disclosure Letter.

     2.8 SEC Documents. The Company has filed with the SEC all forms, reports, schedules, statements and other documents (including exhibits and all other information incorporated therein) required to be filed by it since September 30, 2002 (as such documents have been amended since the time of their filing, collectively, the "Company SEC Documents"). As of their respective dates or, if amended, as of the date of the last such amendment, the Company SEC Documents, including, without limitation, any financial statements or schedules included therein: (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act at the time of such filing.

     2.9 Financial Statements. (a) The Company's financial statements contained in the Company SEC Documents comply in all respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and have been prepared in accordance with the applicable generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated therein). The Company's financial statements fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of the date thereof and the consolidated results of their operations and cash flows for the periods indicated (subject, in the case of unaudited statements, to the absence of footnotes and year-end adjustments).

               (b) The unaudited balance sheet, results of operations and statement of cash flows of the Company for the year ended September 2004, fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of the date thereof and the consolidated results of their operations and cash flows for the periods indicated (subject to the absence of footnotes and year-end adjustments). The standard cost information for the Company's products delivered to Parent prior to the execution of this Agreement were derived from the Company's accounting books and records maintained in the ordinary course of the Company's business, were prepared in accordance with the Company's past practice with respect to similar information and, on that basis, accurately reflect the cost to manufacture such products.

               (c) The Company and its Subsidiaries have no Liabilities having a value individually or in the aggregate in excess of $400,000, except, (i) to the extent reflected on the September 30, 2004 balance sheet (including the draft footnotes to the September 30, 2004 balance sheet delivered to Parent prior to the execution of this Agreement), (ii) Liabilities incurred in the normal and ordinary course of business of the Company since September 30, 2004, or (iii) Liabilities disclosed in Section 2.9(c) of the Company Disclosure Letter. For purposes of this Section 2.9(c), the term "Liabilities" means liabilities of any kind or nature, whether known or unknown, absolute or contingent, other than Liabilities otherwise disclosed in any other representation or warranty made in this Agreement or in any other section of the Company Disclosure Letter.

      2.10  Information   Supplied;   Content  of  Schedule  14D-9  and  Proxy
Statement.

               (a) Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Offer Documents will, on the date filed with the SEC, or on the date first published or sent to the Company's stockholders, or, if shares of Company Common Stock are accepted for purchase pursuant to the Offer, on the date that the

Offer expires, or at the time of any amendment or supplement of the Offer Documents, in each case, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

               (b) Content of Schedule 14D-9 and Proxy Statement. The Schedule 14D-9, on the date it is filed with the SEC and, if shares of Company Common Stock are accepted for purchase pursuant to the Offer, on the date that the Offer expires, and at the time of any amendment or supplement of the Schedule 14D-9 will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub. The Proxy Statement, on the date it is mailed to the stockholders of the Company, at the time of the Special Meeting, and at the time of any amendment or supplement thereof will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub. The Schedule 14D-9 and the Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act.

     2.11 Absence of Certain Changes or Events.  Except for changes set forth in
Section 2.11 of the Company Disclosure Letter, since June 30, 2004, the Company and its Subsidiaries have conducted their businesses only in the ordinary course consistent with past practices, and since such date (i) there has not been any Material Adverse Change to the Company and (ii) no action or event listed in
Section 4.1 has occurred.

     2.12 Legal Proceedings. (a) Except as disclosed in Section 2.12(a) of the Company Disclosure Letter, (i) there are no suits, actions, proceedings, investigations, arbitrations or claims (collectively, "Legal Proceedings") pending or threatened in writing against or affecting the Company or any of its Subsidiaries that, individually or in the aggregate, would, if decided adversely to the Company, have a Material Adverse Effect on the Company; and (ii) there are no material judgments, settlements, decrees, injunctions, rules or orders of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries that would, individually or in the aggregate, have a Material Adverse Effect on the Company.

               (b) The Company has delivered to Parent a complete list of all actions pending as of the date hereof and of which the Company has received notice, against the Company or any of its current or former Subsidiaries or divisions alleging injury from exposure to silica, asbestos or mixed dust, which list includes the name of the plaintiff, date of filing, and court in which each case is pending. To date, the Company's out of pocket expenditure with respect to the defense of all such claims has been less than $5,000, it being understood that such amount does not include (i) fees paid to the Company's registered agents in connection with service of process or (ii) fees and related expenses paid to Kleinbard, Bell & Brecker LLP.

               (c) The Company has made available to Parent all material information in the Company's possession concerning the corporate history of New Castle Refractories from the time of its acquisition in July 1963 by the Company until its disposition on July 31, 2003.

     2.13 Existing Permits and Violations of Law. The Company and each of its Subsidiaries have all permits, licenses, variances, exemptions, orders, registrations and approvals of all Governmental Entities (the "Existing Permits") required by Law which are material for the conduct of the business of the Company and its Subsidiaries as currently conducted. The business of the Company and its Subsidiaries is being conducted in material compliance with applicable Law. No Governmental Entity has notified the Company or any of its Subsidiaries of its intention to conduct an investigation or review with respect to the Company or any of its Subsidiaries.

     2.14 Environmental. Except as set forth in Section 2.14 of the Company Disclosure Letter, (i) the Company and its Subsidiaries are in compliance in all material respects with all applicable Environmental Laws, (ii) the Company and its Subsidiaries have obtained, and are in compliance in all material respects with, all material permits, licenses, authorizations, registrations and other governmental consents required by applicable Environmental Laws, (iii) neither the Company nor any of its Subsidiaries has within the last five years received any written communication from a governmental authority or third party that alleges that the Company or any of its Subsidiaries is not in compliance with
applicable   Environmental  Law,  (iv)  neither  the  Company  nor  any  of  its
Subsidiaries has received any written communication from a governmental authority or third party that alleges that the Company or any of its current or former Subsidiaries is a potentially responsible party under the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, or subject to corrective actions requirements under the Resource Conservation and Recovery Act, or other similar laws of any state or country, (v) neither the Company nor its Subsidiaries have received notice that any claims for personal injury or property damage relating to Hazardous Materials have been asserted against the Company or any of its Subsidiaries, (vi) neither the Company nor any of its Subsidiaries has assumed or otherwise agreed to be responsible for any liabilities arising under any Environmental Law, and (vii) the Company has provided to Parent and Merger Sub copies of all legal opinions, environmental reports and documents listed or referred to in Section 2.14 of the Company Disclosure Letter. The representations and warranties in this Section 2.14 are the Company's exclusive representations and warranties relating to environmental matters.

     2.15 Real Estate. All real property owned or leased by the Company or its Subsidiaries is listed in Section 2.15 of the Company Disclosure Letter (the "Real Estate"). The Company has valid fee simple title to or valid leaseholder interests in (as the case may be) its Real Estate, free and clear of any Liens, and the Real Estate is not subject to any leases, tenancies, encumbrances or encroachments of any kind, excluding Permitted Liens, except as set forth in
Section 2.15 of the Company Disclosure Letter.

     2.16 Title to Tangible Assets. Each of the Company and its Subsidiaries has valid title to or leases each of the tangible assets used in the conduct of, and that are material to, the business of the Company and its Subsidiaries as presently conducted, free and clear of any Liens, except for Permitted Liens or Liens listed on Section 2.16 of the Company Disclosure Letter.

     2.17 Intellectual Property.

               (a) The Company and its Subsidiaries have such ownership of or such rights by license or otherwise in all patents and patent applications, mask works, trademarks and service marks, trademark and service mark registrations and applications, trade names, logos, brands, titles, copyrights, subsidiary rights, copyright registrations and applications, trade secrets, names and likenesses, know-how, proprietary processes, compositions of matter, formulae, designs, computer software programs and other proprietary rights (collectively, the "Intellectual Property Rights") as are necessary to conduct and permit the conduct of the business of the Company and its Subsidiaries as currently conducted, except where the failure to have such Intellectual Property Rights, individually or in the aggregate, would not have a Material Adverse Effect on the Company.

               (b) Section 2.17(b) of the Company Disclosure Letter sets forth a list of all (i) registered or applied for Intellectual Property Rights owned by the Company and (ii) material Intellectual Property Rights licensed or otherwise used by the Company in the conduct of its business.

               (c) The manufacture, advertising, sale, distribution, promotion, or offering of any products or services material to the Company now being manufactured, offered or sold by the Company did not and does not infringe the Intellectual Property Rights of others. Except as set forth on Section 2.17(c) of the Company Disclosure Letter, during the period from November 1, 2003 to the date of this Agreement, no third party has notified the Company or its Subsidiaries in writing of any claim that any activities of the Company infringe or constitute the unauthorized use of the Intellectual Property Rights of any third party.

               (d) Except as disclosed in Section 2.17(d) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by any Contract (i) pursuant to which the Company or any of its Subsidiaries has assigned, transferred, licensed or granted to a third party any Intellectual Property Right on an exclusive basis or agreed to forego using or asserting rights to any Intellectual Property Rights or (ii) that contains any "most favored nation" pricing provision in favor of a third-party in connection with any Intellectual Property Right.

               (e) Except as disclosed in Section 2.17(e) of the Company Disclosure Letter, no third party is infringing on any material Intellectual Property Rights of the Company or its Subsidiaries.

               (f) The Company owns or has the right to use all software used in the conduct of its business.

               (g) To the Company's Knowledge, the Intellectual Property Rights of the Company and its Subsidiaries that are registered in any jurisdictions are not invalid or unenforceable, and those Intellectual Property Rights constituting trade secrets used in the conduct of the business of the Company and its Subsidiaries are non-public and have not been disclosed to third parties without commercially reasonable restrictions on further disclosure.

      2.18  Agreements; Documents; Minute Books.

               (a) Material Contracts. Section 2.18(a) of the Company Disclosure Letter sets forth the following written Contracts to which the Company or any of its Subsidiaries is a party (the "Material Contracts"):

                    (i) any Contract (or group of related Contracts) not terminable upon notice within one hundred eighty (180) days (other than purchase contracts and orders for inventory in the ordinary course of business consistent with past practice) that (A) contemplates or involves the payment or delivery of cash or other consideration in an amount or having a value in excess of $100,000 in the aggregate in any twelve month period, or (B) contemplates or involves the furnishing, performance, or receipt of services or the delivery of products or materials by or to the Company or any of its Subsidiaries having a value in excess of $100,000 in the aggregate in any twelve month period;

                    (ii) any Contract under which the consequences of a default or termination would have a Material Adverse Effect on the Company;

                    (iii) any Contract (or group of related Contracts) for the lease of personal property from or to third parties providing (A) for lease payments in excess of $50,000 per annum, or (B) for a term of more than one year;

                    (iv) any Contract establishing a partnership or joint venture involving the Company or any of its Subsidiaries;

                    (v) any Contract (or group of related Contracts) under which the Company or any of its Subsidiaries had a Lien imposed on any of their assets;

                    (vi) any Contract for the sale of any asset or related group of assets of the Company or any of its Subsidiaries (other than sales in the ordinary course of business) having a sales value in excess of $100,000;

                    (vii) any Contract by which the Company has agreed to indemnify and hold harmless any Person for any material liability or any liability that would be material to the Company if it became required to indemnify and hold harmless any such Person;

                    (viii) any Contract allowing an employee to terminate his employment with the Company and receive payments from the Company upon a change in control; and

                    (ix)  any  Contract  with  any   consultant  or  independent
contractor for professional services having a remaining term of at least one year and requiring payments of base salary or fee in excess of $75,000 per year or aggregate payments of base salary in excess of $100,000.

Other than as set forth in Section 2.18(a) of the Company Disclosure Letter, the Company is not party to any Material Contract. None of the Company or any of its Subsidiaries is in violation of or in default under (nor does there exist any condition that with the passage of time or the giving of notice or both would cause such a violation of or default under) any Material Contract to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that have not and would not, individually or in the aggregate, result in a Material Adverse Effect on the Company. Each Material
Contract is in full force and effect, and is a legal, valid and binding obligation of the Company or one of its Subsidiaries, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect generally affecting the rights of creditors and subject to general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law). Neither the Company nor any of its Subsidiaries is a party to any oral contract that, if reduced to written form, would be required to be listed in 2.18(a) of the Company Disclosure Letter under the terms of this Section 2.18(a).

               (b) Debt Instruments. Set forth in Section 2.18(b) of the Company Disclosure Letter is (i) a list of all loan or credit agreements, notes, bonds, mortgages, indentures and other agreements and instruments under which the Company or any of its Subsidiaries has incurred, assumed, or guaranteed any Indebtedness in excess of $200,000, and (ii) the respective principal amounts currently outstanding thereunder.

               (c) Guarantees. Except as set forth in Section 2.18(c) of the Company Disclosure Letter and other than guarantees by Subsidiaries of the Company of the Company's obligations or liabilities, none of the material obligations or liabilities of the Company or any of its Subsidiaries is guaranteed by any Person. The Company has not guaranteed the obligations of any Person other than any current Subsidiary.

               (d) Related Party Agreements. Except as disclosed in Section 2.18(d) of the Company Disclosure Letter, there are no outstanding loans or advances from the Company or any of its Subsidiaries currently owed by directors, officers, employees, or stockholders of the Company or any of its Subsidiaries, or by any Affiliate of any director or officer of the Company or any of its Subsidiaries, other than advances in the ordinary and usual course of business to officers and employees for reimbursable business expenses. The Company has possession of the stock certificates securing the loans made to the Company's directors, officers, and employees described in Section 2.18(d) of the Company Disclosure Letter.

               (e) Documents Provided. All documents listed or described in the Company Disclosure Letter have been previously furnished or made available to Parent or its representatives. All such documents furnished to Parent are correct and complete copies, and there are no amendments or modifications thereto, except as expressly noted in the Company Disclosure Letter.

               (f) Minute Books. The minute books of the Company and each of its Subsidiaries contain accurate records of all corporate actions taken by the directors and stockholders of the Company and each of its Subsidiaries since January 1, 2001.

     2.19 Insurance. Section 2.19 of the Company Disclosure Letter sets forth a list of all current material policies or binders of fire, liability, product liability, workmen's compensation, vehicular, directors' and officers' and other insurance held by or on behalf of the Company or its Subsidiaries. Such policies and binders are in full force and effect, are reasonably adequate for the businesses engaged in by the Company or any of its Subsidiaries and are in conformity in all material respects with the requirements of all Material Contracts to which the Company or any of its Subsidiaries is a party and are valid and enforceable in accordance with their terms. Neither the Company nor any of its Subsidiaries is in default with respect to any provision contained in any such policy or binder nor has the Company or any of its Subsidiaries failed to give any notice or present any claim under any such policy or binder in due and timely fashion. Except as set forth in Section 2.19 of the Company Disclosure Letter, there are no outstanding unpaid claims under any such policy or binder. Neither the Company nor any of its Subsidiaries has received notice of cancellation or non-renewal of any such policy or binder. The Company has given proper notice to its insurer of all claims that individually or in the aggregate are material to the Company and its Subsidiaries. Except as disclosed in Section 2.19 of the Company Disclosure Letter, the Company has not received any notice from its insurers disclaiming coverage for any material claim of which it has provided notice to its insurers.

      2.20  Benefit Plans.

               (a) Company Benefit Plans. Section 2.20(a) of the Company Disclosure Letter contains a complete list of all "employee benefit plans" as defined in Section 3(3) of ERISA (the "Company Employee Benefit Plans"), "employee pension benefit plans" as defined in Section 3(2) of ERISA (the
"Company Employee Pension Plans"), and "employee welfare benefit plans" as defined in Section 3(1) of ERISA (together with the Company Employee Benefit Plans and the Company Pension Plans, the "Company Benefit Plans"), sponsored, maintained or contributed to, or required to be contributed to, by the Company. All Company Benefit Plans have been administered in compliance in all material respects with their terms and the applicable provisions of ERISA and the Code. With respect to each such Company Benefit Plan, (i) each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code operates in all material respects in accordance with the requirements for such qualifications and is the subject of a favorable determination letter as to its qualification, and to the Company's Knowledge, nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification; (ii) all contributions, premiums or other payments required under the terms of the Company Benefit Plans or Other Plans (as defined below) or under applicable Law have been made within the time required by Law and the terms of the Company Benefit Plans or Other Plans; (iii) there have been no "prohibited transactions" (as described in Section 4975 of the Code or in Part 4 of Subtitle B of Title I of ERISA) with respect to any Company Benefit Plan; and (iv) there are no inquiries, proceedings, claims or suits pending or, to the Company's Knowledge, threatened by any Governmental Entity or by any participant or beneficiary against any of the Company Benefit Plans, the assets of any of the trusts under such Company Benefit Plans or the Company Benefit Plan sponsor or the Company Benefit Plan administrator, or against any fiduciary of any of such Company Benefit Plans with respect to the design or operation of the Company Benefit Plans, other than routine claims for benefits.

               (b) Multiemployer Plans. Neither the Company nor any entity required to be aggregated with the Company under Section 414(b), (c), (m), or
(o) of the Code ("ERISA Affiliate") contributes (or is obligated to contribute) to a "multiemployer plan" as such term is defined in ERISA Section 3(37) and, except as set forth in Section 2.20(b) of the Company Disclosure Letter, neither the Company nor any ERISA Affiliate has contributed or been obligated to contribute to such a plan during the six-year period ending on the Closing Date.

               (c) Unsatisfied Liabilities. There are no unsatisfied liabilities to participants, the IRS, the United States Department of Labor ("DOL"), the Pension Benefit Guaranty Corporation ("PBGC") or to any other Person that have been incurred as a result of the termination of any Company Benefit Plan maintained by the Company or any ERISA Affiliate since January 1, 2001. With respect to each Company Benefit Plan maintained by the Company or any ERISA Affiliate which is subject to the minimum funding requirements of Part 3 of Subtitle B of Title I of ERISA or subject to Section 412 of the Code, (i) there does not exist any "accumulated funding deficiency" within the meaning of
Section 302 of ERISA or Section 412 of the Code, whether or not waived; (ii) no "reportable event," as defined in Section 4043(c) of ERISA for which notice has not been waived by the regulations issued under such Section has occurred; and
(iii) all premiums to the PBGC have been timely paid in full.

               (d)  Consummation  of the  Transactions.  Except as  disclosed in
Section 2.20(d) of the Company Disclosure Letter, neither the execution of this Agreement nor the consummation of the Merger will, either alone or in combination with another event, (i) entitle any current or former employee, officer, director, consultant or agent of the Company to severance pay, unemployment compensation or any other payment, or (ii) accelerate the time of payment or vesting of, or increase the amount of, compensation or benefits due to any such individual.

               (e) Continuing Coverage. The Company and its ERISA Affiliates are in compliance in all material respects with respect to the "continuation coverage requirement" of "group health plans" as set forth in Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA (sometimes referred to as "COBRA") with respect to any Company Benefit Plan maintained by the Company or any ERISA Affiliate to which such continuation coverage requirements apply. The Company and its ERISA Affiliates are in compliance in all material respects with respect to the health insurance obligations imposed by Section 9801 of the Code and Part 7 of Subtitle B of Title I of ERISA with respect to any Company Benefit Plan to which such insurance obligations apply. Neither the Company nor any ERISA Affiliate has contributed to a nonconforming group health plan (as defined in Section 5000(c) of the Code) and no ERISA Affiliate has incurred a Tax under
Section 5000(a) of the Code that is or is reasonably expected to become a liability of the Company or an ERISA Affiliate. Other than such health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA and except as disclosed in Section 2.20(e) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries maintains retiree life or retiree health plans providing for continuing coverage for any employee or any beneficiary of an employee after the employee's termination of employment.

               (f) Other Plans. Section 2.20(f) to the Company Disclosure Letter lists each other employee benefit plan, program or arrangement of any kind maintained by the Company or any of its Subsidiaries that is not a Company Benefit Plan (the "Other Plans") to which the Company contributes or has any obligation to contribute, or with respect to which the Company has any liability or potential liability. Each Other Plan (and each related trust, insurance contract, or fund) of the Company has been maintained, funded and administered in all material respects in accordance with the terms of such Other Plan and the terms of any applicable collective bargaining agreement and complies in form and in operation in all material respects with the requirements of all applicable Laws.

               (g) Title IV Plans. Except as disclosed in Section 2.20(g) of the Company Disclosure Letter, neither the Company nor any ERISA Affiliate maintains, contributes to, has any obligation to contribute to, or has any liability, whether direct or indirect (including withdrawal liability as defined in Section 4201 of ERISA) under or with respect to any plan covered by Title IV of ERISA, nor has the Company nor any ERISA Affiliate maintained, contributed to, had any obligation to contribute to, or had any liability, whether direct or indirect (including withdrawal liability as defined in Section 4201 of ERISA) under or with respect to any plan covered by Title IV of ERISA in the past seven years. Except as disclosed in Section 2.20(g) of the Company Disclosure Letter, no Company Benefit Plan of the Company or any ERISA Affiliate has been completely or partially terminated under Title IV of ERISA; nor has any Plan covered by Title IV of ERISA been the subject of a reportable event (as defined in ERISA and PBGC regulations) in the past seven years. The Company and any ERISA Affiliates have not incurred, and to the Company's Knowledge do not have any reason to expect that they will incur, any liability to the PBGC or any other violation under Title IV of ERISA (including any withdrawal liability as defined in ERISA ss.4201) or under the Code with respect to any Plan or under COBRA. There are no Liens with respect to any Plan, including Liens pursuant to Sections 302 and 4068 of ERISA and Section 412 of the Code.

               (h)  International  Plans.  Each  compensation  and benefit  plan required to be maintained or contributed to by the Law or applicable rule of the relevant jurisdiction outside of the United States (the "Company International Plans") is listed in Section 2.20(h) of the Company Disclosure Letter. As regards each such Company International Plan, unless disclosed in Section 2.20(h) of the Company Disclosure Letter, (i) each of the Company International Plans is in compliance in all material respects with the provisions of the Laws of each jurisdiction in which each such Company International Plan is maintained, to the extent those Laws are applicable to the Company International Plans; (ii) all contributions to, and payments from, the Company International Plans which may have been required to be made in accordance with the terms of any such Company International Plan, and, when applicable, the Law of the jurisdiction in which such Company International Plan is maintained, have been timely made or shall be made by the Closing Date, and all such contributions to the Company International Plans, and all payments under the Company International Plans, for any period ending before the Closing Date that are not yet, but will be, required to be made, are reflected as an accrued liability in the most recent audited financial statements in the Company SEC Documents; (iii) there are no pending investigations by any Governmental Entity involving the Company International Plans of which the Company has received notice, and no pending claims (except for claims for benefits payable in the normal operation of the Company International Plans), suits or proceedings against any Company International Plan or asserting in writing any rights or claims to benefits under any Company International Plan; and (iv) the consummation of the Merger will not by itself create or otherwise result in any liability with respect to any Company International Plan, other than the triggering of payment to participants.

      2.21  Labor Matters.

               (a)  Agreements;  Employee  Relations.  Except  as set  forth  in
Section 2.21(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement with employees or other Material Contract with a labor union or labor organization. There are no strikes or lockouts by or with respect to any employee of the Company or any of its Subsidiaries. To the Knowledge of the Company, there is no union organizing effort pending or threatened against the Company or any of its Subsidiaries.

               (b) Proceedings. Except as disclosed in Section 2.21(b) of the Company Disclosure Letter, there is no litigation pending or threatened in writing against the Company or any of its Subsidiaries, at law or in equity, alleging a violation of any applicable Law, rule or regulation respecting employment and employment practices, terms and conditions of employment and wages and hours, or unfair labor practice. Except as disclosed in Section 2.21(b) of the Company Disclosure Letter, there is no unfair labor practice or labor arbitration proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries relating to their business. Neither the Company nor any of its Subsidiaries has any liabilities under the Worker Adjustment and Retraining Notification Act as a result of any action taken by the Company.

               (c) Compliance with Laws. The Company and its Subsidiaries are in compliance in all material respects with all applicable Laws respecting (i) employment and employment practices, (ii) terms and conditions of employment and wages and hours, and (iii) unfair labor practices. All of the Company's products were produced in compliance in all material respects with all applicable requirements of (x) Sections 6, 7 and 12 of the Fair Labor Standards Act, as amended (the "FLSA"), and all regulations and orders of the DOL issued under
Section 14 thereof; (y) state and local Laws pertaining to child labor, minimum wage and overtime compensation; and (z) with respect to merchandise (including components thereof) manufactured outside the United States, the wage and hour Laws of the country of manufacture and without the use of child, prison or slave labor. The Company has in effect a program of monitoring any sub-contractors who performed work for it in connection with the production of merchandise for compliance with the FLSA and comparable state, local and foreign Laws.

               (d)  Current   Compensation.   Section  2.21(d)  of  the  Company
Disclosure Letter sets forth the current salary and benefits of the executive officers listed in Section 2.21(d) of the Company Disclosure Letter.

      2.22  Taxes.

               (a) Tax Returns. For all years for which the applicable statutory period of limitations has not expired, the Company and each of its Subsidiaries have filed all material Tax Returns (including, but not limited to, income, franchise, sales, payroll, employee withholding and social security and unemployment) which were required to be filed by them and all such returns are complete and correct in all material respects, or requests for extensions to file such Tax Returns have been timely filed, granted and have not expired. The Company and each of its Subsidiaries have paid (or caused to be paid) all Taxes shown as due on such Tax Returns. The most recent financial statements contained in Company SEC Documents reflect an adequate reserve (in addition to any reserve for deferred Taxes established to reflect timing differences between book and Tax income) for all Taxes not yet due and payable by the Company and its Subsidiaries for all taxable periods and portions thereof accrued through the date of such financial statements.

               (b) Deliveries. The Company has made available to Parent correct and complete copies of all Tax Returns and Tax reports of the Company filed for all periods not barred by the applicable statute of limitations, through the date hereof.

               (c) Audits. To the Company's Knowledge, no Tax Return of the Company or any of its Subsidiaries is under audit or examination by any Taxing authority, and no written notice of such an audit or examination has been received by the Company or any of its Subsidiaries. There is no material deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes due and owing by the Company or any of its Subsidiaries. Except as set forth in Section 2.22(c) of the Company Disclosure Letter, the federal income Tax Returns of the Company and each of its Subsidiaries consolidated in such Tax Returns have been either examined by and settled with the IRS or closed by virtue of the applicable statute of limitations, and no requests for waivers of the time to assess any such Taxes are pending.

               (d) Liens. There are no Tax Liens upon any assets or properties of the Company or any of its Subsidiaries necessary for the conduct of their respective businesses as currently conducted, except for Liens for current Taxes not yet due and payable and except for such claims which, individually or in the aggregate, do not exceed $200,000.

               (e) Income  After the  Effective  Time.  Except as  disclosed  in
Section 2.22(e) of the Company Disclosure Letter, for federal income tax purposes, neither the Company nor any of its Subsidiaries will be required to include in a taxable period ending after the Effective Time taxable income attributable to income that accrued (for purposes of the financial statements of the Company included in Company SEC Documents) in a prior taxable period but was not recognized for tax purposes in any prior taxable period as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting or
Section 481 of the Code or for any other reason.

     2.23 Vote Required. If the Merger is not approved pursuant to Section 253 of the DGCL as provided in Section 1.8(a) hereof, then subject to the accuracy of the representations and warranties of Parent and Merger Sub in Sections 3.7 and 3.8 of this Agreement, following consummation of the Offer, the affirmative vote or consent of the holders of not less than 66-2/3 percent of the voting power of all outstanding shares of Company Common Stock entitled to vote with respect to the Merger in favor of the Merger (the "Company Stockholder Approval") is the only vote of the holders of any class or series of the Company's capital stock necessary to approve this Agreement and the Merger.

     2.24 Brokers' and Finders' Fees. Except as described in Section 2.24 of the Company Disclosure Letter, the Company has not incurred any brokers', finders', investment bankers' or any similar fee in connection with the Offer or the Merger. Prior to the date of this Agreement, the Company has made available to the Parent correct and complete copies of all agreements under which any such fees are payable and all indemnification and other agreements related to the engagement of the Persons to whom such fees are payable.

     2.25 Fairness Opinion. The Company has received the written opinion of Sheldrick, McGehee & Kohler, Inc. to the effect that, as of the date of this Agreement, based upon and subject to the assumptions and limitations set forth in such opinion, the cash consideration to be received in the Offer and the Merger by the Company's stockholders (other than Parent and its Affiliates) is fair from a financial point of view to such stockholders.

     2.26 Interests of Officers and Directors. None of the officers or directors of the Company or any of its Subsidiaries has any material interest in any property, real or personal, tangible or intangible, used in or pertaining to the business of the Company or any of its Subsidiaries, except for the normal rights of a stockholder and rights under the Company Benefit Plans and the Company Stock Options.

     2.27 Absence of Questionable Payments. Neither the Company nor any of its Subsidiaries nor any director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries, has used any corporate or other funds for unlawful contributions, payments, gifts, or entertainment, or made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds in violation of Section 30A of the Exchange Act. Neither the Company nor any of its Subsidiaries nor, to the Company's Knowledge, any current director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries, has accepted or received any unlawful contributions, payments, gifts or expenditures.

     2.28 Anti-Dumping Notification. The Company received notification (the "Anti-Dumping Notification") dated November 26, 2004 from the United States Customs and Border Protection that the Company would receive, within fifteen
(15) days of the notice, a check in the amount of $1,113,853.28 in satisfaction of its "Continued Dumping and Subsidiary Offset Claim." The Company has received no notice that amends, modifies or supersedes the Anti-Dumping Notification.


                                  ARTICLE III.
             REPRESENTATION AND WARRANTIES OF PARENT AND MERGER SUB

     The Parent and the Merger Sub jointly and severally represent and warrant to the Company as follows:

     3.1 Organization, Standing and Corporate Power. Each of the Parent and the Merger Sub is a corporation or other entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Each of the Parent and Merger Sub is qualified to do business as a foreign corporation or other entity and is in good standing in the jurisdictions in which the ownership, leasing, or operation of its property or the conduct of its business requires its qualification as a foreign corporation or other entity, and has all requisite corporate or other entity power and authority to carry on its business as now being conducted, except where the failure to be so qualified and in good standing or to have such power and authority would not reasonably be expected to impair the ability of the Parent or Merger Sub to perform its obligations under this Agreement.

     3.2 Authorization; Enforceability. The execution and delivery of this Agreement by each of the Parent and the Merger Sub and the performance of this Agreement and consummation of the Offer and the Merger by each of Parent and Merger Sub are within the respective corporate or other entity power and authority of each of Parent and Merger Sub, and have been duly authorized by all necessary entity action on the part of the Parent and Merger Sub. This Agreement has been duly executed and delivered by each of the Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of each of the Parent and Merger Sub, enforceable against each of them in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect generally affecting the rights of creditors and subject to general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     3.3 No Violation or Conflict. The execution and delivery of this Agreement by each of the Parent and Merger Sub does not, and the performance of this Agreement and consummation of the Offer and the Merger by each of the Parent and Merger Sub will not: (i) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under or to the loss of a material benefit under, or to the increase of obligations under any Contract of the Parent or Merger Sub, or result in the creation of any Lien upon any of the properties or assets of the Parent or Merger Sub, (ii) result in any violation of any provision of the certificate of incorporation or the bylaws or similar organizational documents of the Parent or Merger Sub, (iii) violate any Existing Permits of the Parent or Merger Sub or any Law applicable to the Parent or the Merger Sub, other than, in the case of clauses (i) and (iii), any such violations, defaults, rights, losses or Liens that, individually and in the aggregate, would not (y) significantly impair the ability of the Parent or the Merger Sub to perform its obligations under this Agreement or (z) prevent or materially delay the consummation of the Offer or the Merger.

     3.4 Governmental Approvals. The execution and delivery of this Agreement by each of the Parent and Merger Sub do not, and the performance of this Agreement and consummation of the Offer and the Merger by each of the Parent and Merger Sub will not, require any consent of, or filing with or notification to, any Governmental Entity, except for (i) applicable requirements, if any, of the Exchange Act, the Securities Act and state securities or "blue sky" Laws, (ii) filing of a certificate of merger as required by the DGCL and appropriate documents with the relevant authorities of other states in which the Parent is qualified to do business, and (iii) where failure to obtain such consents or make such filings or notifications is not reasonably likely to (y) impair the ability of the Parent or Merger Sub to perform its obligations under this Agreement, or (z) prevent or materially delay the consummation of the Offer or the Merger.

     3.5 Information Supplied. None of the information supplied or to be supplied by the Parent or Merger Sub for inclusion or incorporation by reference in the Schedule 14D-9 (including, without limitation, all information required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder) will, at the time it is filed with the SEC or, if shares of Company Common Stock are accepted for purchase pursuant to the Offer, on the date that the Offer expires, or at the time of any amendment or supplement thereof, in each case, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by the Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, at the time it is filed with the SEC, at the time it is mailed to the Company's stockholders, at the time of the Special Meeting, or at the time of any amendment or supplement thereof, in each case, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     3.6 Information in the Offer Documents. The Offer Documents will comply as to form in all material respects with the provisions of applicable federal securities Laws and, on the date filed with the SEC, on the date first published or sent or given to the Company's stockholders, and, if shares of Company Common Stock are accepted for purchase pursuant to the Offer, on the date that the Offer expires, and at the time of any amendment or supplement of the Offer Documents, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by Parent or Merger Sub with respect to information furnished by the Company expressly for inclusion in the Offer Documents.

     3.7 Ownership of Capital Stock of the Company. As of the date of this Agreement and prior to consummation of the Offer, none of Parent or Merger Sub or any of their respective Affiliates or Associates (i) owns or will own of record or beneficially, directly or indirectly (within the meaning of the general rules and regulations promulgated under the Exchange Act), or (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in the case of either clause (i) or
(ii), shares of capital stock of the Company which exceed two percent (2%) of the Company Common Stock, other than shares to be sold to Merger Sub pursuant to the Stock Purchase Agreement.

     3.8 Interested Stockholder. Immediately prior to the time of the actions of the Company's board of directors described in Section 2.2(c) and at all times during the preceding three years, neither the Parent nor Merger Sub (nor any of their Affiliates or Associates, as those terms are defined in Section 203 of the
DGCL) is or has been an Interested Stockholder of the Company (within the meaning of Section 203 of the DGCL). No other state takeover, anti-takeover, moratorium, fair price, interested stockholder, business combination or similar statute or rule is applicable to this Agreement, the Offer, or the Merger other than those that may be made applicable solely by reason of the Company's or any of its Subsidiaries' (as opposed to Parent's or Merger Sub's or any of their Affiliates') participation in the Offer or the Merger.

     3.9 Legal Proceedings. There are no Legal Proceedings pending or, to the knowledge of the Parent or Merger Sub, threatened against or affecting the Parent or any of its Subsidiaries that, individually or in the aggregate, would, if decided adversely to the Parent or its Subsidiaries, significantly impair the ability of Parent or Merger Sub to perform its obligations under this Agreement or materially adversely affect or prevent or materially delay consummation of the Offer or the Merger, nor is there any judgment, settlement, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against the Parent or any of its Subsidiaries that, individually or in the aggregate, could reasonably be expected to significantly impair the ability of Parent or Merger Sub to perform its obligations under this Agreement or materially adversely affect or prevent or materially delay consummation of the Offer or the Merger.

     3.10 Limited Operations of Merger Sub. Merger Sub was formed in 2004 solely for the purpose of engaging in the Offer and the Merger. Merger Sub has not engaged in any other business activities. Except for (i) obligations or liabilities incurred in connection with its organization, the Offer, and the Merger and (ii) this Agreement and any other agreements and arrangements contemplated hereby or entered into in furtherance hereof, Merger Sub has not incurred any material obligations or liabilities or engaged in any business activities.


                                   ARTICLE IV.
                                    COVENANTS

     4.1 Conduct of Business by Company. Except as otherwise expressly contemplated by this Agreement or as consented to in writing by the Parent, during the period from the date of this Agreement to the earliest of (a) the termination of this Agreement in accordance with Article VI, (b) the time that Merger Sub's designees are elected or appointed to the Company's Board of Directors pursuant to Section 1.2(c), or (c) the Effective Time, the Company shall, and shall cause its Subsidiaries to, carry on their respective businesses only in the ordinary course consistent with past practice and in compliance in all material respects with all applicable Laws and regulations and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact their current business organizations, use commercially reasonable efforts to keep available the services of their current officers and other key employees and preserve their relationships with those Persons having business dealings with them. Without limiting the generality of the foregoing (but subject to the above exceptions), during the period from the date of this Agreement to the earlier of (a) the termination of this Agreement in accordance with Article VI or (b) the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to:

               (a) other than dividends and distributions (including liquidating distributions) by a direct or indirect wholly-owned Subsidiary of the Company to its parent, (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, any of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) purchase, redeem or otherwise acquire, directly or indirectly, for value any shares of capital stock of the Company or any of its Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

               (b) issue, deliver, sell, pledge or otherwise encumber or subject to any Lien (i) any shares of its capital stock, (ii) any other voting securities, (iii) any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities or (iv) any "phantom" stock or stock rights, SARs or stock-based performance units, other than the issuance of shares of Company Common Stock and associated rights upon the exercise of Company Stock Options outstanding as of the date hereof in accordance with their present terms;

               (c) amend its certificate of incorporation, bylaws or other comparable organizational documents;

               (d) merge or consolidate with another Person, acquire, license or agree to acquire or license any business, division or Person or any equity or debt interest therein, acquire, license or agree to acquire or license any assets, other than immaterial assets or assets acquired in the ordinary course of business consistent with past practice, or enter into any joint venture, partnership or similar arrangement;

               (e) sell, lease, license out, sell and leaseback, mortgage or otherwise encumber or subject to any Lien (other than any Lien imposed by Law, such as a carriers', warehousemen's or mechanics' Lien) or otherwise dispose of any of its properties or assets having a value of $200,000 or more, other than sales or non-exclusive licenses out of finished goods or services in the ordinary course of business consistent with past practice;

               (f) repurchase or incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person other than in the ordinary course of business consistent with past practice, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any "keep well" or other Contract to maintain any financial statement condition of another Person or enter into any Contract having the economic effect of any of the foregoing, other than intercompany indebtedness between the Company and any of its direct or indirect wholly-owned Subsidiaries or between such Subsidiaries; provided, however, that upon notice to, and consultation with, Parent, the Company and its Subsidiaries shall be permitted to continue, renew, or extend for a period of no more than three (3) years any existing revolving lines of credit on terms no less favorable in the aggregate to the Company than currently exist;

               (g) make any loans, advances or capital contributions to, or investments in, any other Person, other than the Company or any direct or indirect wholly-owned Subsidiary of the Company and except for investments in publicly traded securities or other investments in the ordinary course of the Company's cash management or benefit plan management systems;

               (h) make or agree to make any new capital expenditures, or enter into any Contract providing for payments by the Company or any of its Subsidiaries which, individually, are in excess of $100,000 or, in the aggregate, are in excess of $200,000, except for Contracts to purchase inventory or supplies entered into in the ordinary course of business or renewals or extensions of existing Contracts relating to capital projects already in progress as of the date of this Agreement, which existing projects are identified in Section 4.1(h) of the Company Disclosure Letter;

               (i) pay, discharge, settle or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) or Legal Proceeding (whether or not commenced prior to the date of this Agreement), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities recognized or disclosed in the most recent consolidated financial statements (or the notes thereto) of the Company included in Company SEC Documents or incurred in the ordinary course of business since the date of such financial statements;

               (j) except as required in order to comply with Law, (i) establish, enter into, adopt, amend or terminate any Company Benefit Plan or Company Stock Plan, (ii) change any actuarial or other assumption used to calculate funding obligations with respect to any Company Pension Plan, or change the manner in which contributions to any Company Pension Plan are made or the basis on which such contributions are determined, or (iii) take any action to accelerate any rights or benefits, or make any material determinations not in the ordinary course of business consistent with past practice, under any collective bargaining agreement or Company Benefit Plan, except in each case to the extent required to comply with any changes in the Laws applicable to any such Company Benefit Plan or Company Stock Plan;

               (k) other than in the ordinary course of business consistent with past practice (except with respect to directors and officers whose compensation may not be increased), (i) increase the compensation, bonus or other benefits of any current or former director, consultant or employee, (ii) grant any Person any increase in severance or termination pay, or (iii) pay any benefit or amount not required by an agreement, plan, or arrangement as in effect on the date of this Agreement to any such Person;

               (l) transfer or license to any Person or otherwise extend, amend or modify or allow to revert, lapse or expire any material rights to the Intellectual Property Rights of the Company and its Subsidiaries, other than in the ordinary course of business consistent with past practice;

               (m) increase the number of full-time, permanent employees of the Company or any of its Subsidiaries other than as a result of hiring permanent employees for annual salaries of less than $100,000 in the ordinary course of business consistent with past practice;

               (n) except insofar as may be required by a change in GAAP or regulatory requirements, make any material changes in accounting methods, principles or practices;

               (o) authorize, or commit, resolve or agree to take, any of the foregoing actions.

     4.2 Advise of Changes. The Company shall promptly advise the Parent orally and in writing to the extent it has Knowledge of (i) any representation or warranty made by it contained in this Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect, (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, and (iii) any change or event that would have a Material Adverse Effect on the Company or the ability of the conditions in Article V of this Agreement to be satisfied, but no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

     4.3 No Solicitation by the Company.

               (a) The Company shall not, nor shall any of its Subsidiaries, or their directors, officers, employees, investment bankers, accountants, attorneys or other professional advisors (collectively, the "Representatives") (i) solicit, initiate, or knowingly encourage (including by way of furnishing nonpublic information) any Acquisition Proposal, (ii) enter into, continue, or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any nonpublic information with respect to, any Acquisition
Proposal,  or  (iii)  enter  into any  agreement  providing  for an  Acquisition
Proposal; provided, however, that neither this Section 4.3(a) nor any other provision contained in this Agreement shall prohibit the Company, its Subsidiaries, or their respective Representatives from furnishing information regarding the Company to, or entering into discussions or negotiations with, any Person in response to an Acquisition Proposal that the Company's board of directors (or a committee thereof) determines in good faith, after consultation with outside legal counsel, reasonably could be expected to lead to a Superior Proposal if (1) none of the Company, its Subsidiaries, or any of their Representatives shall have violated any of the restrictions set forth in this
Section 4.3(a) in a manner that resulted in the submission of such Acquisition Proposal; (2) the board of directors of the Company (or a committee thereof) determines in good faith, after consultation with outside legal counsel, that failure to take such action is likely to constitute a breach of the fiduciary duties of the board of directors of the Company under applicable Law; and (3) the Company receives from such Person an executed confidentiality agreement (the provisions of which are no less restrictive than the comparable provisions, and do not omit any restrictive provisions, contained in the confidentiality agreement between the Parent and the Company (the "Confidentiality Agreement")). The Company shall notify Parent promptly (and at least 24 hours prior to furnishing nonpublic information to, or entering into discussions or negotiations with, any Person who has made or submitted an Acquisition Proposal) of the Company's intention to furnish nonpublic information to, or enter into discussions or negotiations with, any Person who has made or submitted an Acquisition Proposal.

For purposes of this Agreement, "Acquisition Proposal" means any inquiry, proposal, or offer from any third party relating to (i) any direct or indirect acquisition or purchase of substantially all of the assets of the Company and its Subsidiaries, taken as a whole, or a majority of the equity securities of the Company, (ii) any tender offer or exchange offer that if consummated would result in any Person beneficially owning more than 50% of the Company's common stock, or (iii) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution, or similar transaction involving the Company, other than the Offer and the Merger.

For purposes of this Agreement, "Superior Proposal" means any offer made by a third party to consummate an Acquisition Proposal on terms that the board of directors of the Company (or a committee thereof) determines in good faith, after consultation with outside legal counsel, to be more favorable to the Company's stockholders than the Offer and the Merger (as the terms of the Offer or the Merger may be amended in accordance with this Agreement) after consideration of any factors permitted to be considered in such circumstances under Delaware law, including without limitation, any condition for obtaining financing and all financial, regulatory, legal and other aspects of such proposal.

               (b) The Company shall promptly (and in no event later than two Business Days after receipt of any Acquisition Proposal or any request for nonpublic information in connection with any Acquisition Proposal) advise Parent in writing of any Acquisition Proposal or any request for nonpublic information in connection with any Acquisition Proposal (including the identity of the Person making or submitting such Acquisition Proposal or request, and the principal terms of any such Acquisition Proposal) that is made or submitted by any Person (other than Parent and its Affiliates) at any time prior to consummation of the Merger.

               (c) Nothing in this Section 4.3 or elsewhere in this Agreement shall prohibit the Company or its board of directors from taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company's stockholders required by applicable Law, or from making any disclosure to the Company's stockholders if, in the good faith judgment of the Company's board of directors (or a committee thereof), after consultation with outside legal counsel, failure to make such other disclosure could create a reasonable possibility of a breach of the Company's or board's obligations (including, without limitation, any fiduciary obligations) under applicable Law.

               (d) Notwithstanding anything to the contrary in this Section 4.3, the fact that the Company, any of its Subsidiaries, or any of their Representatives have had discussions or negotiations with Persons prior to the date of this Agreement regarding a possible Acquisition Proposal shall not prevent the Company from taking any of the actions specified in the proviso to the first sentence of Section 4.3(a) with respect to a new Acquisition Proposal submitted by any such Person after the date of this Agreement, that was not solicited in violation of this Section 4.3.

               (e) The board of directors of the Company may withdraw, amend, or modify the Company Recommendation if, in the good faith judgment of the

Company's board of directors (or a committee thereof), after consultation with outside legal counsel, failure to do so would likely constitute a breach of the board's fiduciary obligations under applicable Law.

     4.4 Access to Information; Confidentiality. Subject to the Confidentiality Agreement, upon reasonable notice, the Company shall, and shall cause each of its Subsidiaries to, afford to the Parent and to its Representatives, reasonable access during normal business hours during the period prior to the Effective Time to all its properties, books, contracts, commitments, managerial personnel and records and, during such period, the Company shall, and shall cause each of its Subsidiaries to, promptly furnish or make available to the Parent (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws and (b) all other information concerning its business, properties and personnel as the Parent may reasonably request. The Company shall authorize its attorneys to cooperate with Parent and respond to Parent's inquiries regarding legal matters affecting the Company. Notwithstanding anything in this Section
4.4 to the contrary, the Company and its attorneys shall not be required to (i) provide access to or disclose information where such access or disclosure would contravene any law, rule, regulation, order, decree or agreement, or (ii) take any action or disclose any information that would be likely to result in a waiver of any applicable privilege or immunity.

     4.5 Filings and Consents; Reasonable Best Efforts.

               (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner reasonably practicable, the Offer and the Merger, including using reasonable best efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions to the Offer and the Closing to be satisfied as promptly as practicable including, without limitation, (A) any other filing necessary to obtain any consent of a Governmental Entity necessary to consummate the Offer or the Merger, (B) any filings under any other comparable pre-merger notification forms required by the merger notification or control Laws of any applicable jurisdiction, as agreed by the parties hereto, and (C) any filings required under the Securities Act of 1933, as amended, the Exchange Act, any applicable state or securities or "blue sky" Laws and the securities Laws of any foreign country, or any other legal requirement relating to the Offer or the Merger; (ii) the obtaining of all actions or nonactions, waivers, consents and approvals from Governmental Entities necessary to consummate the Offer or the Merger and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity; (iii) the obtaining of all consents, approvals or waivers from third parties necessary to consummate the Offer or the Merger (excluding any waiver or consent from the Company's lenders); (iv) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Offer or the Merger, including seeking to prevent the entry of any judgment, order, or decree of any court or other Governmental Entity or other legal restraint or prohibition, in each case, preventing or staying consummation of the Offer or the Merger, and to appeal, or otherwise seek to have vacated or reversed, as promptly as practicable any such judgment, order, decree, restraint, or prohibition that may be entered; and (v) the execution and delivery of any additional instruments necessary to consummate the Merger and to fully carry out the purposes of this Agreement, but the Parent will not be required to agree to, or offer to, cease to conduct business or operations in any jurisdiction in which the Parent, the Company or any of their respective Subsidiaries conducts business or operations as of the date of this Agreement.

               (b) Each of the Parent, Merger Sub and the Company shall notify the other promptly upon the receipt of (i) any comments from any officials of any Governmental Entity in connection with any filings made pursuant hereto and
(ii) any request by any officials of any Governmental Entity for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with, any legal requirements. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 4.5(a), the Parent, Merger Sub or the Company, as the case may be, shall promptly inform the other of such occurrence and cooperate in filing with the applicable Governmental Entity such amendment or supplement.

               (c) In connection with and without limiting the foregoing, the Company and its board of directors shall (i) take all action reasonably necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the Offer, the Merger or this Agreement (other than those that may be made applicable solely by reason of Parent's or Merger Sub's (as opposed to the Company's or its Subsidiaries') participation in the Offer or the Merger) and (ii) if any state takeover statute or similar statute or regulation becomes applicable to the Offer, the Merger or this Agreement (other than those that may be made applicable solely by reason of Parent's or Merger Sub's (as opposed to the Company's or its Subsidiaries') participation in the Offer or the Merger), take all action reasonably necessary to ensure that the Offer and the Merger may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Offer and the Merger.

               (d) Nothing in this Agreement shall require the Company, the Parent or Merger Sub to commence any litigation in order to prevent (or remove) the entry of any Restraint under antitrust or similar Laws.

     4.6 Indemnification, Exculpation and Insurance.

               (a) From the Effective Time through the sixth  anniversary of the date on which the Effective Time occurs, Parent and the Surviving Corporation shall jointly and severally indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of the Company or any of its Subsidiaries (the "Covered Persons"), against all claims, losses, liabilities, damages, judgments, fines, and reasonable fees, costs, and expenses, including reasonable attorneys' fees and disbursements (collectively, "Costs"), incurred in connection with any claim, action, suit, proceeding, or investigation, whether civil, criminal, administrative or investigative (a "Proceeding"), arising out of or pertaining to the fact that the Covered Person is or was an officer, director, employee or agent of the Company or any of its Subsidiaries, to the fullest extent permitted under applicable Law. Each Covered Person shall be entitled to advancement from the Surviving Corporation of reasonable expenses (including attorneys' fees and disbursements) incurred in the defense of any Proceeding arising out of or pertaining to the fact that the Covered Person is or was an officer, director, employee or agent of the Company or any of its Subsidiaries, such advancement to be made within twenty days of receipt by the Surviving Corporation from the Covered Person of a request therefor, provided, that any Covered Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Covered Person is not entitled to indemnification. Alternatively, the Surviving Corporation may provide the defense of any such claim with counsel reasonably acceptable to the Covered Person; provided, however, that if in the opinion of such Covered Person's attorney (who is licensed to practice in the jurisdiction where the proceeding is pending) there exists a conflict of interest between the Surviving Corporation and such Covered Person, such Covered Person shall have the right to engage separate counsel, the reasonable expenses (including attorneys' fees and disbursements) of which shall be paid by the Surviving Corporation or, if not paid by the Surviving Corporation, by the Company's insurance carrier contemplated by Section 4.6(d). The Covered Person shall cooperate with the Surviving Corporation, at the Surviving Corporation's expense, in connection with the defense of any Proceeding.

               (b) All rights to indemnification and advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing in favor of any Covered Person as provided in the respective certificate of incorporation or bylaws (or comparable organizational documents) of the Company and its Subsidiaries and any indemnification agreements of the Company (as each is in effect prior to the date of this Agreement), shall survive the Merger and shall continue in full force and effect in accordance with their terms. The certificate of incorporation and bylaws of the Surviving Corporation will contain provisions with respect to such indemnification, advancement of expenses, and elimination of liability for monetary damages at least as favorable in all material respects to the Covered Persons as those set forth in the current certificate of incorporation and bylaws of the Company, and for a period of six (6) years after the Effective Time, any repeal, amendment or modification of the certificate of incorporation or bylaws of the Surviving Corporation shall not adversely affect the rights thereunder of the Covered Persons, except to the extent, if any, that such modification is required by applicable law.

               (c) If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or
(ii) transfers or conveys all or substantially all of its properties and assets to any Person or Persons, or otherwise dissolves or liquidates, then, and in each such case, the Parent and the Surviving Corporation shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 4.6.

               (d) Following the Effective Time, the Surviving Corporation shall maintain, at no expense to the Covered Persons, directors' and officers' liability insurance coverage for the Covered Persons for six (6) years following the Effective Time with respect to claims arising from or related to facts or events that occurred at or before the Effective Time, which insurance coverage shall provide them with the same coverage and amounts and shall contain terms and conditions that are in the aggregate no less advantageous to the Covered Persons than those in effect on the date hereof, so long as the annual premium therefor shall not be in excess of two hundred percent (200%) of the annual premiums currently paid by the Company in respect of the current policy or policies (the "Maximum Premium"). If such directors' and officers' liability insurance coverage expires, is terminated or is canceled during such six (6) year period or should the annual premium required to maintain such insurance exceed the Maximum Premium, the Surviving Corporation shall obtain and maintain, and the Parent shall cause the Surviving Corporation to obtain and maintain, at no expense to the Covered Persons, as much directors' and officers' insurance coverage as can be obtained and maintained for the remainder of such period for an annualized premium not in excess of the Maximum Premium, on terms and conditions no less advantageous to the Covered Persons than the terms and conditions of the coverage in effect on the date hereof. Notwithstanding anything in this subsection (d) to the contrary, in lieu of maintaining liability insurance coverage pursuant to this subsection (d), Merger Sub or the Surviving Corporation may obtain, at no expense to the Covered Persons, a "tail" policy for the Covered Persons that provides the same coverage and amounts and contains terms and conditions that are in the aggregate no less advantageous to the Covered Persons than those in effect on the date hereof with respect to claims arising from or related to facts or events that occurred at or before the Effective Time and that is effective for claims asserted during the full six-year period referred to above.

               (e) Notwithstanding anything herein to the contrary, if any claim is asserted or any Proceeding is initiated or commenced against or involving a Covered Person on or prior to the sixth anniversary of the Effective Time (whether such claim or Proceeding is asserted, initiated, or commenced prior to, at or after the Effective Time), the provisions of this Section 4.6 shall continue in effect until final disposition of such claim or Proceeding.

               (f) The provisions of this Section 4.6 are intended to be for the benefit of, and will be enforceable by, each Covered Person, his or her heirs and his or her representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Covered Person may have by contract or otherwise.

     4.7 Public Announcements. The Parent and the Company will consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the Agreement, the Offer, the Stock Purchase Agreement or the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as either party may determine, upon advice of counsel, is required by applicable Law, the SEC, court process or by obligations pursuant to any listing or quotation agreement with any national securities exchange or national trading system. The parties agree that the initial press release to be issued with respect to the Agreement, the Offer, the Stock Purchase Agreement, and the Merger shall be a joint press release in the form attached hereto as
Exhibit 4.7. This Section 4.7 supercedes any contradictory provision that may be included in the Confidentiality Agreement, and no disclosure made by any of the parties in accordance with this Section 4.7 shall be construed as being in violation of the Confidentiality Agreement.

     4.8 Rights Agreement. The board of directors of the Company shall take all action necessary in order to prevent any Right (as defined in the Rights Agreement) issued or issuable under the Rights Agreement from becoming exercisable by virtue of this Agreement, the Offer, or the Merger, or the combined effect of the foregoing, while this Agreement remains in effect or upon its consummation.

     4.9 Deposit. Immediately upon execution of this Agreement, the Parent shall deposit with Wachovia Bank, National Association, as escrow agent, pursuant to an escrow agreement substantially in the form attached hereto as Exhibit 4.9 (the "Escrow Agreement"), the amount of $800,000 in cash (the "Deposit"). In accordance with the Escrow Agreement, the Deposit shall be returned to the Parent within three (3) Business Days of termination of this Agreement pursuant to Section 6.1 of this Agreement, unless payable to the Company pursuant to
Section 6.4(b) of this Agreement. At the time the Offer expires, upon the written request of Parent, the Deposit may be delivered to the Paying Agent for the purpose of purchasing shares of Company Common Stock in the Offer.

     4.10 Audited Financial Statements. No later than the time the Company files with the SEC its Form 10-K for the year ended September 30, 2004, the Company shall deliver to Parent its financial statements for the fiscal year ended
September 30, 2004 together with the unqualified audit report of PricewaterhouseCoopers. The Company's consolidated audited financial statements for the year ended September 30, 2004 included in the Company's Form 10-K will report net income and EBITDA (excluding (i) expenses related to the Transactions contemplated by this Agreement and other efforts to achieve a sale of the
Company and (ii) costs associated with the claims giving rise to the Anti-Dumping Notification) for the year ended September 30, 2004 of no less than $1,050,000 and $8,500,000.00, respectively.

     4.11 Stop Transfer Instructions. As soon as practicable after the date hereof and as long as the Stock Purchase Agreement shall remain in effect, the Company shall issue and deliver to the Company's transfer agent, stop transfer instructions prohibiting the transfer of any shares of Company Common Stock to be sold to Merger Sub pursuant to Section 1.01 of the Stock Purchase Agreement.

     4.12 Transfer of Mexican Subsidiaries. At or before expiration of the Offer, the Company shall cause Gino Pala to transfer to Massimo Candela each share of each of the Company's Mexican Subsidiaries identified in Section 2.3 of the Company Disclosure Letter.

     4.13 Officer  Certification.  If the conditions referred to in clauses (b),
(c), (d), and (e) of Section (ii) of Annex I are satisfied as of the Expiration Date, the Company shall cause its chief executive officer and chief financial officer to certify on behalf of the Company that, as of the Expiration Date, the conditions referred to in clauses (b), (c), (d), and (e) of Section (ii) of Annex I have been satisfied. If any of the conditions referred to in clauses
(b), (c), (d), or (e) of Section (ii) of Annex I is not satisfied as of the Expiration Date, then the Company shall deliver to Parent a written notice specifying which of those conditions has not been satisfied.


                                   ARTICLE V.
                       CONDITIONS PRECEDENT TO THE MERGER

     5.1 Conditions to Each Party's Obligation to Consummate the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions (in addition to any other conditions set forth herein):

               (a) The Company Stockholder Approval, if required for consummation of the Merger, shall have been obtained, unless Merger Sub shall have accepted for payment pursuant to the Offer such number of shares of Company

Common Stock which, when aggregated with the shares of Company Common stock otherwise beneficially owned by Parent and its Affiliates, represents at least 90 percent of the outstanding shares of Company Common Stock.

               (b) No judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction or other legal restraint or prohibition (collectively, "Restraints") shall be in effect preventing the consummation of the Merger.

               (c) Merger Sub shall have purchased, or caused to be purchased, all Company Common Stock validly tendered and not withdrawn pursuant to the Offer.

               (d) The filing of the Certificate of Merger with the Secretary of State of the State of Delaware shall have been made and shall have become effective.

               (e) If the Stockholders' Written Consent has been delivered to the Company, then more than twenty (20) calendar days shall have elapsed since the date that the Company sent or gave the Schedule 14C Information Statement to its stockholders such that Rule 14c-2 promulgated under the Exchange Act is satisfied in all respects.


                                   ARTICLE VI.
                        TERMINATION, AMENDMENT AND WAIVER

     6.1 Termination. This Agreement may be terminated prior to the Effective Time, notwithstanding the requisite adoption of this Agreement by the Company's stockholders:

               (a) by mutual written consent of Parent and the Company;

               (b) by either Parent or the Company if (1) as a result of the failure of any conditions set forth in Annex I, the Offer shall have terminated or expired in accordance with its terms without Merger Sub having purchased shares of Company Common Stock pursuant to the Offer or (2) the Offer shall not have been consummated on or before the Outside Date; provided, however, that the right to terminate this Agreement under this Section 6.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the circumstances specified in clause (1) or (2), as the case may be, of this Section 6.1(b);

               (c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Entity shall have issued a final and nonappealable order, judgment, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Offer or the Merger;

               (d) by either Parent or the Company, at any time prior to consummation of the Offer, if the board of directors of the Company shall have authorized the Company to enter into a written agreement for a transaction that constitutes a Superior Proposal, and the Company shall have notified Parent in writing that it intends to enter into such an agreement;

               (e) by the Parent, at any time prior to consummation of the Offer, if the board of directors of the Company or any committee thereof, pursuant to Section 4.3(e) of this Agreement or otherwise, shall have withdrawn, amended or modified, or resolved to withdraw, amend or modify, in a manner adverse to the Parent, the Company Recommendation;

               (f) by the Parent, at any time prior to consummation of the Offer, if (i) any representation or warranty of the Company contained in the Agreement that is qualified as to materiality shall not be true and complete in all respects, or any representation or warranty of the Company contained in the Agreement that is not so qualified shall not be true and complete in all material respects, in each case as of the date of the Agreement and at any time through the time the Offer expires (provided that, to the extent any such representation or warranty speaks as of a specified date, it need be true and complete only as of such specified date) and such breach is incapable of being or has not been cured by the Company, in all material respects, by the earlier of 20 calendar days after Parent has given written notice to the Company of such breach or the Outside Date and such breach would cause the conditions set forth in clause (d) of Section (ii) of Annex I not to be satisfied, or (ii) the Company shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement and such breach or failure to perform is incapable of being or has not been cured by the Company, in all material respects, by the earlier of 20 calendar days after Parent has given written notice to the Company of such breach or failure to perform or the Outside Date and such breach or failure to perform would cause the conditions set forth in clause (e) of Section (ii) of Annex I not to be satisfied; provided that neither Parent nor Merger Sub is then in material breach of any of its representations, warranties, covenants or other agreements in this Agreement;

               (g) by the Company, at any time prior to consummation of the Offer, if (i) any representation or warranty of the Parent or Merger Sub contained in the Agreement that is qualified as to materiality shall not be true and complete in all respects, or any representation or warranty of the Parent or Merger Sub contained in the Agreement that is not so qualified shall not be true and complete in all material respects, in each case as of the date of the Agreement and at any time through the time the Offer expires (provided that, to the extent any such representation or warranty speaks as of a specified date, it need be true and complete only as of such specified date) and such breach is incapable of being or has not been cured by the Parent or Merger Sub, in all material respects, by the earlier of 20 calendar days after the Company has given written notice to the Parent of such breach or the Outside Date, or (ii) the Parent or Merger Sub shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in this Agreement and such breach or failure to perform is incapable of being or has not been cured by the Parent or Merger Sub, in all material respects, by the earlier of 20 calendar days after the Company has given written notice to the Parent of such breach or failure to perform or the Outside Date; provided that the Company is not then in material breach of any of its representations, warranties, covenants or other agreements in this Agreement; and

               (h) by the Company, if, without the Company's consent, Merger Sub fails to commence the Offer as provided in Section 1.1 of this Agreement or if Parent or Merger Sub makes any material changes to the Offer in contravention of this Agreement; provided that any changes that are adverse to the holders of Company Common Stock shall be deemed material for purposes of this subsection
(h).

     6.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 6.1, this Agreement shall be of no further force or effect, and no party hereto (and no stockholder, director, officer, agent, consultant, or representative of such party) shall have any further obligation or liability pursuant hereto; provided, however, that the Confidentiality Agreement, Section 4.7 (Public Announcements), this Section 6.2,
Section 6.4 (Expenses; Termination Fees), and Article VII (General Provisions) shall survive the termination of this Agreement and shall remain in full force and effect.

     6.3 Procedure for Termination. If a party has a right to terminate this Agreement under Section 6.1, it may exercise that right only by delivering written notice of such termination to the other parties, stating the subsection or subsections of Section 6.1 that provide the basis for such termination.

     6.4 Expenses; Termination Fees.

               (a) Except as set forth in this Section 6.4, all fees and expenses incurred in connection with this Agreement, the Offer and the Merger shall be paid by the party incurring such expenses, whether or not the Offer and the Merger are consummated.

               (b) In the event the Agreement is validly terminated  pursuant to
Section 6.1(g) or Section 6.1(h), the Company shall be entitled to retain the Deposit as a non-refundable termination fee, and Parent shall reimburse the Company for all reasonable and documented out-of-pocket expenses incurred by the Company since September 1, 2004 in connection with this Agreement, the Offer and the Merger in an aggregate amount not to exceed $750,000, which expenses shall be reimbursed by Parent within three Business Days after the Company provides to Parent a notice requesting reimbursement of expenses under this Section 6.4(b), together with reasonable documentation of such expenses.

               (c) In the event the Agreement is validly terminated  pursuant to
Section 6.1(d) or Section 6.1(f) (and, with respect to termination pursuant to Section 6.1(f), the Company's breach of any of its representations, warranties, covenants or other agreements contained in this Agreement that creates such right of termination under Section 6.1(f) shall give rise to a Material Adverse Effect), the Company shall pay to Parent, within three Business Days of the notice of termination, a non-refundable termination fee of $800,000 and shall reimburse Parent for all reasonable and documented out-of-pocket expenses incurred by Parent after September 1, 2004 in connection with this Agreement, the Offer and the Merger in an aggregate amount not to exceed $750,000, which expenses shall be reimbursed by the Company within three Business Days after Parent provides to the Company a notice requesting reimbursement of expenses under this Section 6.4(c), together with reasonable documentation of such expenses. In the event the Agreement is validly terminated pursuant to Section 6.1(f) and the Company's breach of any of its representations, warranties, covenants or other agreements contained in this Agreement that creates such right of termination under Section 6.1(f) shall not give rise to a Material Adverse Effect, the Company shall pay to Parent, within three Business Days of the notice of termination, a non-refundable termination fee of $400,000 and shall reimburse Parent for all reasonable and documented out-of-pocket expenses incurred by Parent after September 1, 2004 in connection with this Agreement, the Offer and the Merger in an aggregate amount not to exceed $750,000, which expenses shall be reimbursed by the Company within three Business Days after Parent provides to the Company a notice requesting reimbursement of expenses under this Section 6.4(c), together with reasonable documentation of such expenses.

               (d) In the event the Agreement is validly terminated  pursuant to
Section 6.1(e) by reason of a withdrawal by the Board of Directors of the Company of the Company Recommendation, the Company shall pay to Parent, within three Business Days of the notice of termination, a non-refundable termination fee of $800,000 and shall reimburse Parent for all reasonable and documented out-of-pocket expenses incurred by Parent after September 1, 2004 in connection with this Agreement, the Offer and the Merger in an aggregate amount not to exceed $750,000, which expenses shall be reimbursed by the Company within three Business Days after Parent provides to the Company a notice requesting reimbursement of expenses under this Section 6.4(d), together with reasonable documentation of such expenses.

               (e) If (i) prior to the Expiration Date an Acquisition Proposal shall have been publicly disclosed, announced, commenced, submitted, or made by a third party (other than by Parent or an Affiliate of Parent) and shall not have been withdrawn or abandoned, and (ii) the Agreement is validly terminated pursuant to Section 6.1(b) because the Minimum Condition has not been satisfied, and at the time of termination, there are no Restraints in effect preventing consummation of the Offer, and Parent is not in breach of any material obligation under the Agreement, then the Company shall pay to Parent, within three Business Days of the notice of termination, a non-refundable termination fee of $800,000 and shall reimburse Parent for all reasonable and documented out-of-pocket expenses incurred by Parent after September 1, 2004 in connection with this Agreement, the Offer and the Merger in an aggregate amount not to exceed $750,000, which expenses shall be reimbursed by the Company within three
(3) Business Days after Parent provides to the Company a notice requesting reimbursement of expenses under this Section 6.4(e), together with reasonable documentation of such expenses.

               (f) If either the Parent or the Company fails to pay when due any amount payable under this Section 6.4, then the party failing to pay such amount shall reimburse the other party for all reasonable costs and expenses (including reasonable attorneys' fees and disbursements) incurred in connection with the collection of such overdue amount and the enforcement by the other party of its rights under this Section 6.4.

               (g) Payment of the fees and  expenses  described  in this Section
6.4 shall constitute the sole and exclusive remedy of Parent and Merger Sub against the Company and the Company against Parent and Merger Sub for any damages suffered or incurred in connection with this Agreement, except that the parties shall be entitled to the equitable remedies set forth in Section 7.11, including injunction and specific performance, and all other remedies available in equity to which a party is entitled. It is specifically agreed that any amount to be paid pursuant to this Section 6.4 represents liquidated damages and not a penalty.


                                  ARTICLE VII.
                               GENERAL PROVISIONS

     7.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 7.1 shall not limit any covenant or agreement of the parties that by its terms contemplates performance after the Effective Time.

     7.2 Amendment. This Agreement may be amended by the parties at any time prior to the Effective Time; provided that after the Company Stockholder Approval has been obtained, there shall not be made any amendment that by Law requires further approval by the stockholders of the Company without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

     7.3 Extension; Waiver. At any time prior to the Effective Time, a party may
(a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement, or (c) subject to the proviso of Section 7.2, waive compliance by the other party with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if and to the extent set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

     7.4   Notices.   All   notices,   requests,   claims,   demands  and  other
communications under this Agreement shall be in writing and shall be deemed given if delivered personally, by facsimile (which is confirmed) or sent by internationally recognized overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     (a) If to the Parent or Merger Sub, to:

                  Mr. Alberto Candela
                  Mr. Massimo Candela
                  Fila - Fabbrica Italiana Lapis Ed Affini S.p.A.
                  Via Pozzone
                  5, Milano, Italy
                  Facsimile: 39 02 35 38 546

     With a copy (which shall not constitute notice) to:

                  Robert W. Forman, Esq.
                  Shapiro Forman Allen Miller & McPherson LLP
                  380 Madison Avenue
                  New York, NY 10017
                  Facsimile: (212) 557-1275

                  and

                  Alessandro Marena
                  Studio legale Marena, Bonvinci, Aghina e Ludergnani Via degli Omenoni, 2
                  20121 Milan
                  Italy
                  Facsimile: 39 02 72 02 39 04

     (b) If to the Company, to:

                  Dixon Ticonderoga Company
                  Attention:  Gino Pala
                  195 International Parkway
                  Heathrow, FL  32746
                  Facsimile:  (407) 829-2574

     With a copy (which shall not constitute notice) to each of:

                  Philip M. Shasteen, Esq.
                  Johnson, Pope, Bokor, Ruppel & Burns, LLP
                  100 N. Tampa Street, Suite 1800
                  Tampa, FL  33602
                  Facsimile:  (813) 225-1857

                  and

                  Michael A. Pittenger, Esq.
                  Potter Anderson & Corroon LLP
                  1313 North Market Street
                  Hercules Plaza
                  P.O. Box 951 Wilmington, DE 19899 Facsimile: (302) 658-1192

     7.5 Definitions. For purposes of this Agreement:

               (a) Except as provided otherwise in Sections 2.2(b) and 3.7, "Affiliate" shall mean, in relation to any party hereto, any entity directly or indirectly, controlling, controlled by, or under common control with, such party, where "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a party, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise.

               (b) Except as provided otherwise in Sections 2.2(b) and 3.7, "Associate" shall have the meaning set forth in Rule 12b-2 under the Exchange Act.

               (c) "Business Day" shall have the meaning set forth in Rule 14d-1(g)(3) under the Exchange Act.

               (d) "Company Stock Options" shall mean outstanding stock options granted pursuant to (i) the Company's Amended and Restated Stock Option Plan
(formerly known as the 1988 Executive Stock Plan) and (ii) the Company's 1999 Stock Option Plan, the plans in clauses (i) and (ii) being collectively referred to as the "Company Stock Plans."

               (e) "Contract" shall mean any written contract, agreement or obligation of the Company or any of its Subsidiaries to which the Company or any of its Subsidiaries is a party or by which the Company or any Subsidiary or any of the assets of the Company or any of its Subsidiaries are bound.

               (f) "Environmental Law" shall mean any federal, state, or local law of the United States, Canada, Mexico, the Peoples Republic of China or the United Kingdom, relating to (i) releases or threatened releases of Hazardous Materials; (ii) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Materials; or (iii) pollution or protection of the environment.

               (g) "Environmental Lien" shall mean any Lien, whether recorded or unrecorded, in favor of any Governmental Entity, relating to any liability of the Company or any of its Subsidiaries, arising under any Environmental Law.

               (h) "ERISA" shall mean the Employee Retirement Income Security Act of 1974 as in effect on the date hereof.

               (i) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

               (j) "Existing Permits" shall mean those permits, licenses, approvals, qualifications, authorizations, and registrations required by Law that the Company and its Subsidiaries have or hold.

               (k) "Governmental Entity" shall mean any federal, state, local or foreign court, arbitral tribunal, administrative agency or commission or other governmental or regulatory authority or administrative agency.

               (l) "Hazardous Materials" shall mean (i) those substances defined in or regulated under any of the following United States federal statutes and any similar statutes or statutes with similar purposes in the states or in Canada, Mexico, the Peoples Republic of China or the United Kingdom, as each may be amended from time to time, and all regulations promulgated thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act, the Toxic Substances Control Act and the Clean Air Act; (ii) petroleum and petroleum products, including crude oil and any fractions thereof; (iii) asbestos or silica or mixed dust; and (iv) any regulated radioactive materials, hazardous or toxic substances, wastes, or chemicals regulated by any Governmental Entity pursuant to any Environmental Law.

               (m) "Indebtedness" shall mean (i) all obligations for borrowed money, or with respect to deposits or advances of any kind, (ii) all obligations evidenced by bonds, debentures, notes, loan agreements or other similar instruments, (iii) all obligations upon which interest charges are customarily paid, (iv) all obligations under conditional sale or other title retention agreements relating to purchased property, (v) all obligations issued or assumed as the deferred purchase price of property or services (excluding obligations to creditors for raw materials, inventory, services and supplies incurred in the ordinary and usual course of business), (vi) all capitalized lease obligations,
(vii) all obligations of others secured by a Lien, on property or assets, whether or not the obligations secured thereby have been assumed, (viii) all obligations under interest rate or currency hedging transactions (valued at the termination value thereof), (ix) all obligations arising under letters of credit (including standby and commercial), bankers' acceptances, bank guaranties, surety bonds and similar instruments, (x) all guarantees and arrangements having the economic effect of a guarantee of any indebtedness of any other Person and
(xi) net obligations under any swap or derivative agreement.

               (n) "IRS" shall mean the Internal Revenue Service.

               (o) "Knowledge" shall mean the actual knowledge of the directors and officers of the Company and its Subsidiaries listed in Section 7.5 of the Company Disclosure Letter.

               (p)  "Law"  shall  mean  any  foreign,  federal,  state  or local governmental law, rule, regulation or requirement, including any rules, regulations and orders promulgated thereunder and any orders, decrees, consents or judgments of any governmental regulatory agencies and courts having the force of law, excluding any Environmental Law.

               (q) "Lien" shall mean, with respect to any asset (real, personal or mixed): (i) any mortgage, pledge, encumbrance, lien, easement, lease, title defect or imperfection or any other form of security interest, whether imposed by Law or by contract; and (ii) the interest of a vendor or lessor under any conditional sale agreement, financing lease or other title retention agreement relating to such asset.

               (r) "Material Adverse Effect" or "Material Adverse Change" shall mean any effect, change, event, circumstance or condition which when considered with all other effects, changes, events, circumstances or conditions has materially adversely affected or would reasonably be expected to materially adversely affect the results of operations, financial condition, or business of the Company, including its Subsidiaries together with it taken as a whole. For purposes hereof, any of the foregoing shall constitute a "Material Adverse Effect" or "Material Adverse Change" if, among other things, such effect, change, event, circumstance or condition (i) does or would reasonably be expected to result in the amount of the Company's EBITDA for the 12 months ending September 30, 2004 being reduced by 5% or more from the amount of the Company's EBITDA for the 12 months ending September 30, 2004, as reflected in the September 30, 2004 financial statements referred to in Section 2.9(b) hereof, or (ii) does or would reasonably be expected to result in the amount of the Company's EBITDA for the 12 months ending September 30, 2005 being reduced by 5% or more from the projected amount of the Company's EBITDA for the 12 months ending September 30, 2005, as reflected in the projections previously delivered to Parent and Merger Sub. In no event shall any of the following, considered alone without regard to any other effects, changes, events, circumstances or conditions, constitute a Material Adverse Effect or a Material Adverse Change: (i) a change in the trading prices of the Company's securities between the date hereof and the Effective Time; (ii) effects, changes, events, circumstances or conditions generally affecting the industry in which either the Parent or the Company operate or arising from changes in general business or economic conditions, provided such effects, changes, events, circumstances or conditions do not disproportionately impact the Company and its Subsidiaries, taken as a whole; (iii) any effects, changes, events, circumstances or conditions resulting from any change in Law or GAAP, which affect generally entities such as the Company; (iv) any effects, changes, events, circumstances or conditions resulting from the announcement or pendency of the Offer or the Merger other than a breach of a representation or warranty pursuant to this Agreement which would occur except for clauses (iv) or (v) of this definition of Material Adverse Effect and Material Adverse Change; and (v) any effects, changes, events, circumstances or conditions resulting from actions taken by the Parent or the Company in order to comply with the terms of this Agreement other than a breach of a representation or warranty pursuant to this Agreement which would occur except for clauses (iv) or (v) of this definition of Material Adverse Effect and Material Adverse Change.

               (s) "Outside Date" shall mean March 1, 2005; provided, however, that if, on an Expiration Date occurring on or within ten (10) Business Days prior to March 1, 2005, all conditions to Merger Sub's obligations to accept for payment and pay for shares of Company Common Stock validly tendered pursuant to the Offer are satisfied or, to the extent permitted by this Agreement, waived, other than the condition set forth in Section (vi) of Annex I, then the Company or Parent may elect, by notifying Parent or the Company, respectively, in writing, to extend the Outside Date to a date up to ten (10) Business Days after March 1, 2005, such date to be specified in such written notice.

               (t) "Permitted Liens" shall mean those Liens affecting any of the assets or properties of the Company or any of its Subsidiaries that do not materially detract from the value of the property or assets of the Company subject thereto and do not materially impair the business or operations of the Company.

               (u) "Person" shall mean a natural person, corporation, partnership (general or limited), limited liability company, joint venture, association, trust, unincorporated organization, Governmental Entity, agency or branch or department thereof, or any other legal entity.

               (v) "Proxy Statement" shall mean the proxy statement (as such term is defined in Regulation 14(a)-1 under the Exchange Act) filed with the SEC with respect to the Special Meeting, including the form of proxy, and all amendments or supplements thereto, if any, similarly filed.

               (w) "Release" shall mean any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching, emanation or migration in, into, onto, or through the atmosphere, soil, surface water or groundwater.

               (x) "Rights" shall mean those Rights issued pursuant to the Rights Agreement.

               (y) "Rights Agreement" shall mean the Rights Agreement, dated as of March 3, 1995, between the Company and First Union National Bank of North Carolina, as Rights Agent, and any supplements or amendments thereto.

               (z) "SEC" shall mean the Securities and Exchange Commission.

               (aa) "Securities Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

               (bb) An entity shall be deemed to be a "Subsidiary" of a Person if such Person directly or indirectly owns, beneficially or of record, an amount of voting securities or other interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity's board of directors or other governing body, or, if there are no such voting interests, 50% or more of the equity or financial interests of such entity.

               (cc) "Tax" shall include (i) all forms of taxation, whenever created or imposed, and whether domestic or foreign, and whether imposed by a national, federal, state, provincial, local or other Governmental Entity, including all interest, penalties and additions imposed with respect to such amounts, (ii) liability for the payment of any amounts of the type described in clause (i) as a result of being a member of an affiliated, consolidated, combined or unitary group, and (iii) liability for the payment of any amounts as a result of being party to any tax sharing agreement or as a result of any express or implied obligation to indemnify any other Person with respect to the payment of any amount described in clause (i) or (ii).

               (dd) "Tax Law" shall mean any Law relating to Taxes.

               (ee) "Tax Returns" shall mean all domestic or foreign (whether national, federal, state, provincial, local or otherwise) returns, declarations, statements, reports, schedules, forms and information returns relating to Taxes, and any amended Tax Return.

               (ff) "Warrants" shall mean those warrants issued pursuant to the Amended and Restated Note and Warrant Purchase Agreement, dated as of October 3, 2002, by and between the Company and the institutional investors named therein.

     7.6 Construction and Interpretation. When a reference is made in this Agreement to a section or article, such reference shall be to a section or article of this Agreement unless otherwise clearly indicated to the contrary. Whenever the words "include," "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation." The words "hereof," "herein" and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified. The plural of any defined term shall have a meaning correlative to such defined term, and words denoting any gender shall include all genders and the neuter. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning. A reference to any party to this Agreement or any other agreement or document shall include such party's successors and permitted assigns. A reference to any legislation or to any provision of any legislation shall include any modification, amendment or re-enactment thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto. The parties have participated jointly in the negotiation and drafting of this Agreement. If there is an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement. Each provision of this Agreement shall be given full separate and independent effect. Although the same or similar subject matters may be addressed in different provisions of this Agreement, the parties intend that, except as expressly provided in this Agreement, each such provision be read separately, be given independent significance and not be construed as limiting any other provision in this Agreement (whether or not more general or more specific in scope, substance or context). No prior draft of this Agreement nor any course of performance or course of dealing shall be used in the interpretation or construction of this Agreement.

     7.7 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered (whether delivered electronically or otherwise) one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

     7.8 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the documents and instruments referred to herein) (a) constitutes the entire agreement, and supersedes all prior agreements, negotiations and understandings, whether written, electronic or oral, among the parties with respect to the subject matter of this Agreement, and each party hereto represents and acknowledges that it has not relied in any way upon any such other agreements, negotiations or understandings, and (b) except for the provisions in Article I and Section 4.6 (Indemnification, Exculpation and Insurance), is not intended to confer upon any Person, other than the parties, any rights or remedies.

     7.9 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any other choice of law or conflict of law provision or rule (whether of the State of Delaware or otherwise) that would cause the application of the Laws of any jurisdiction, other than the State of Delaware.

     7.10 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

     7.11 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware (or, in the case of claims as to which there is exclusive federal question jurisdiction, in the United States District Court for the District of Delaware), this being in addition to any other remedy to which any party may be entitled at law or in equity, subject to Section 6.4(g) hereof. In addition, each of the parties (a) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware (or, in the case of claims as to which there is exclusive federal question jurisdiction, in the United States District Court for the District of Delaware), in connection with any dispute that arises out of or relates to this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (c) agrees that it will not bring any action arising out of or relating to this Agreement in any court other than the Court of Chancery of the State of Delaware (or, in the case of claims as to which there is exclusive federal question jurisdiction, in the United States District Court for the District of Delaware). In the event the Court of Chancery of the State of Delaware (or the Delaware Supreme Court) determines that the Court of Chancery does not have or should not exercise subject matter jurisdiction with respect to any particular action or proceeding (or part thereof) arising out of or relating to this Agreement, then each of the parties (a) consents to submit itself to the personal jurisdiction of the United States District Court for the District of Delaware, if such court has subject matter jurisdiction, and to any other court having subject matter jurisdiction and personal jurisdiction over the parties hereto, if the United States District Court for the District of Delaware does not have subject matter jurisdiction, in connection with such action or proceeding (or part thereof), (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from the United States District Court for the District of Delaware and (c) agrees that it will not bring such action or proceeding (or part thereof) in, or transfer such action or proceeding (or part thereof) to, any court other than the United States District Court for the District of Delaware as provided in this Section 7.11 unless the United States District Court for the District of Delaware does not have subject matter jurisdiction. EACH OF THE PARENT, MERGER SUB, AND THE COMPANY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE NEGOTIATION OR ENFORCEMENT HEREOF. Each of the parties hereby consents to service of any summons and complaint and any other process that may be served in any action or proceeding arising out of or relating to this Agreement in the Court of Chancery of the State of Delaware or the United States District Court for the District of Delaware as is specified in this Section 7.11 by mailing by certified or registered mail copies of such process to such party at its address for receiving notice pursuant to Section 7.4 hereof. Nothing herein shall preclude service of process by any other means permitted by Law.

     7.12 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the parties agree that the court making such determination shall have the power to and shall, subject to the discretion of such court, reduce the scope, duration, area or applicability of the term or provision, delete specific words or phrases, or replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

     IN WITNESS WHEREOF, the parties have executed this Agreement and caused the same to be duly delivered on their behalf on the day and year first written above.



            FILA - FABBRICA ITALIANA LAPIS ED AFFINI S.P.A.

            By:  /s/ Candela Massimo
                 -------------------
            Name:    Candela Massimo
            Title:   Managing Director


            PENCIL ACQUISITION CORP

            By:  /s/ Candela Massimo
                 -------------------
            Name:    Candela Massimo
            Title:   President


            DIXON TICONDEROGA COMPANY

            By:  /s/ Gino N. Pala
                 ----------------
            Name:  Gino N. Pala
            Title: Chairman

                                                                        ANNEX I
                               CONDITIONS OF OFFER

     Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Merger Sub's right to extend and amend the Offer as permitted by the Agreement and subject to any applicable rules and regulations of the SEC, including Rule 14e(1)(c) under the Exchange Act, Merger Sub shall not be required to accept for payment, or may delay the acceptance for payment of, any validly tendered Company Common Stock if:

     (i) by the expiration of the Offer (as it may be extended in accordance with the requirements of Section 1.1) the Minimum Condition shall not be satisfied;

     (ii) any of the following events shall occur and be continuing as of the Expiration Date:

          (a)  there  shall  be  any   Restraints  in  effect   preventing   the
               consummation of the Offer;

          (b)  since the date of this  Agreement,  there shall have occurred any
               Material   Adverse   Effect  on  the   Company  and  any  of  its
               Subsidiaries taken as a whole;

          (c) the Company's board of directors shall have (i) withdrawn or modified in a manner adverse to Parent and Merger Sub the Company Recommendation, (ii) recommended any Acquisition Proposal, or
               (iii) resolved to do any of the foregoing of this subsection (c);

          (d) any representation or warranty of the Company contained in the Agreement that is qualified as to materiality shall not be true and complete in all respects or any representation or warranty of the Company contained in the Agreement that is not so qualified shall not be true and complete in all material respects, in each case as of the time the Offer otherwise would expire (provided that, to the extent any such representation or warranty speaks as of a specified date, it need be true and complete only as of such specified date);

          (e) the Company shall have breached or failed, in any material respect, to perform or to comply with its covenants and other agreements to be performed or complied with by it under the Agreement;

          (f) all consents, permits and approvals of Governmental Entities and other Persons necessary to permit Merger Sub to purchase the shares of Company Common Stock validly tendered and not withdrawn shall not have been obtained other than those the failure of which to obtain, individually or in the aggregate, would not have a Material Adverse Effect on the Company and its Subsidiaries taken as a whole; provided that in no event shall any consent of any kind of the Company's lenders be a condition to consummation of the Offer; or

          (g) the Agreement shall have been validly terminated in accordance with its terms;

     (iii)any of the following have occurred and continue to exist (A) any general suspension of trading in, or limitation on prices for, securities on any major United States stock exchange or market, (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions), (B) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, or
          (C) any material limitation (whether or not mandatory) by any United States federal or United States state or governmental authority or agency on the extension of credit by banks or other financial institutions;

     (iv) the Company has not filed with the SEC its Form 10-K for the year ended September 30, 2004, accompanied by certifications, without qualification, required under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002;

     (v) the Company's shareholders who are party to the Stock Purchase Agreement with Merger Sub shall have failed to sell their stock pursuant to such Stock Purchase Agreement; or

     (vi) the number of shares of Company Common Stock validly tendered and not withdrawn prior to the final expiration of the Offer, together with the shares of Company Common Stock then beneficially owned by the Parent or its Affiliates (including, without limitation, the shares of Company Common Stock to be sold to Merger Sub pursuant to the Stock Purchase Agreement), represents less than 90% of the shares of Company Common Stock then outstanding and the Schedule 14C Information Statement, as filed with the SEC, would not be permitted by applicable SEC rules to be mailed to the Company's stockholders immediately after the Offer is consummated and the Stockholders' Written Consent is delivered to the Company.

     The foregoing conditions are for the benefit of Parent and Merger Sub, may be asserted by Parent or Merger Sub regardless of the circumstances giving rise to such condition, and except for the Minimum Condition may be waived by Parent or Merger Sub in whole or in part at any time and from time to time, subject in each case to the terms of the Agreement. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

     The capitalized terms used in this Annex I shall have the meanings set forth in the Agreement to which it is annexed.

                                             Stock Purchase Agreement, Exhibit 2
                                             -----------------------------------

                            STOCK PURCHASE AGREEMENT

     STOCK PURCHASE AGREEMENT (the "Agreement"), dated as of December 16, 2004 among Pencil Acquisition Corp., a Delaware corporation (the "Purchaser"), and the other persons executing this Agreement whose signatures appear on a counterpart hereof (the "Stockholders").

     WHEREAS, Dixon Ticonderoga Company, a Delaware corporation (the "Company"), Fila-Fabbrica Italiana Lapis Ed Affini S.P.A., an Italian company and sole stockholder of Purchaser, are concurrently herewith entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), which provides, among other things, for the acquisition by Parent of the Company through a tender offer (the "Offer") made by Purchaser for all of the outstanding shares of the Company's Common Stock, $1.00 par value ("Common Stock"), and the subsequent merger (the "Merger") of Purchaser into the Company; and

     WHEREAS, each Stockholder is the beneficial owner of that number of shares of Common Stock (the "Shares") and is also indebted to the Company in the amount set forth on Annex I attached hereto.

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants, representations, warranties, and agreements set forth herein, the parties hereto agree as follows:

                   ARTICLE I. SALE AND PURCHASE OF THE SHARES

     1.01 Subject to the terms and conditions of this Agreement, at the closing provided for in Section 2.02 hereof (the "Closing"), each Stockholder will sell, transfer, assign and deliver or cause to be delivered the Shares to Purchaser, and Purchaser will purchase the Shares from each Stockholder. At Purchaser's written request, each Stockholder shall tender to Purchaser in the Offer his or her Shares subject to this Agreement

     1.02 Subject to the terms and conditions of this Agreement, in reliance on the representations, warranties and agreements of each Stockholder contained herein and in full payment for the Shares, Purchaser will deliver at the Closing by wire transfer of immediately available funds to each Stockholder an aggregate amount equal to the product of (A) $7.00 in cash (or any higher price which may be paid pursuant to the Offer) and (B) the number of Shares beneficially owned by such Stockholder (such product, the "Purchase Price"). At the Closing, each Stockholder will deliver, or cause to be delivered, to Purchaser certificates representing the Shares duly endorsed to Purchaser or accompanied by stock powers duly executed by such Stockholder in blank, together with a duly executed Substitute Form W-9 or equivalent form for corporate entities. In the event that any Stockholder receives, on or after the date hereof, any dividend or distribution paid or distributed in respect of any Shares purchased hereunder at any time, such Stockholder shall pay, or cause to be paid, to Purchaser such dividend or distribution (and all dividends and distributions and amounts received in respect of any securities or other assets which are themselves payable pursuant to this sentence) upon either the Closing or promptly following the receipt of any such dividend or distribution, whichever occurs last, it being understood that nothing in this sentence shall require such Stockholder to pay to Purchaser the Purchase Price received by it hereunder. In the event that, after the date hereof, any Stockholder shall become the beneficial owner of any shares of Common Stock in addition to the number of shares appearing opposite such Stockholder's name at the foot of this Agreement, such additional shares of Common Stock shall be deemed "Shares" subject to purchase and sale pursuant to this Agreement and subject to all terms and conditions of this Agreement.

     1.03 The Purchaser shall be entitled to withhold from the Purchase Price due to any Stockholder, and to pay to the Company, the amount of any indebtedness (plus accrued interest, the "Indebtedness") due from such stockholder to the Company. The amount of any such Indebtedness is set forth on Annex I hereto.

              ARTICLE II. CONDITIONS TO PARTIES' OBLIGATIONS, ETC.

     2.01 (A) The obligations of Purchaser to purchase and pay for the Shares pursuant to this Agreement shall be subject to the fulfillment of the following conditions: (a) no preliminary or permanent injunction or other order against the delivery of the Shares or prohibiting the consummation of any of the transactions contemplated hereby or by the Merger Agreement issued by any court of competent jurisdiction shall be in effect, (b) the representations and warranties made by each Stockholder in Article III hereof shall be true in all material respects as of the date of this Agreement and as of the time of the Closing, (c) all conditions to the Offer set forth in Exhibit A to the Merger Agreement shall have been satisfied or waived, and (d) Purchaser, substantially simultaneously with the purchase of the Shares pursuant to this Agreement, shall have purchased all shares of Common Stock (if any) validly tendered and not properly withdrawn pursuant to the terms of such Offer.

     (B) The obligations of each Stockholder to sell the Shares pursuant to this Agreement shall be subject to the fulfillment of the conditions set forth in clause (a) of section 2.01(A) and to the further conditions that (i) the representations and warranties made by Purchaser in Article IV hereof shall be true in all material respects as of the date of this Agreement and as of the time of the Closing, and (ii) Purchaser (or one of its affiliates) shall have commenced the Offer and purchased all shares of Common Stock (if any) validly tendered and not properly withdrawn pursuant to the terms of such Offer.

     2.02 The Closing of the purchase by Purchaser of the Shares contemplated by
Section 1.01 of this Agreement shall take place substantially simultaneously with the closing of the Offer and immediately following the satisfaction (or waiver by the party entitled to the benefit thereof) of the conditions set forth in this Article II. The Closing shall take place at the offices of the Purchaser's attorneys, or at such other place as the parties hereto shall mutually agree.

     2.03 Upon the termination of the Merger Agreement pursuant to the provisions of Article VI thereof, this Agreement also shall terminate without any adverse consequence to the Stockholders and without any further action by the parties hereto.

     2.04 It is expressly understood and agreed that the Stockholders are entering into this Agreement solely in their capacity as stockholders of the Company, and nothing contained herein shall restrict or limit their rights, duties or fiduciary obligations as directors or officers of the Company, including without limitation their rights, duties and obligations under Section
4.3 of the Merger Agreement.

         ARTICLE III. REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

     Each Stockholder represents and warrants to Purchaser as follows:

     3.01 Such Stockholder has all necessary power and authority to execute and deliver this Agreement and to sell, assign, transfer and deliver to Purchaser the Shares pursuant to the terms and conditions of this Agreement. Such Stockholder has sole voting power and sole power of disposition with respect to all of the Shares with no restrictions material to this Agreement on the Stockholder's voting rights or rights of disposition pertaining thereto, and the Shares constitute all shares of Common Stock beneficially owned by the Stockholder.

     3.02 The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by such Stockholder, and no other proceedings on the part of the Stockholder are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming it has been duly and validly authorized, executed and delivered by Purchaser, such agreement constitutes a valid and binding agreement of such Stockholder, enforceable against the Stockholder in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect generally affecting the rights of creditors and subject to general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law). Neither the execution and delivery of this Agreement nor the consummation by such Stockholder of the transactions contemplated hereby will conflict with or constitute a material violation of or default under any contract, commitment, agreement, arrangement or restriction of any kind to which such Stockholder is a party or by which such Stockholder is bound. If this Agreement is being executed in a representative or fiduciary capacity, the person signing this Agreement has full power and authority to enter into and perform such agreement.

     3.03 Each Stockholder has good title to the number of Shares appearing opposite his or its name, free of all claims, liens, options, charges, security interests or other legal or equitable rights and encumbrances of whatsoever nature (collectively, "Encumbrances"), and there exist no restrictions on the voting rights pertaining thereto, and Purchaser shall receive at the Closing good title to all Shares purchased from such Stockholder, free of all Encumbrances, and with no restriction on the voting rights pertaining thereto.

     3.04 Such Stockholder's United States taxpayer identification number is as set forth beneath his or its signature below or on Schedule I hereto. Such Stockholder is not a foreign person as defined in Section 1445(f)(3) of the Internal Revenue Code of 1986, as amended.

             ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF PURCHASER

     Purchaser represents and warrants to each Stockholder as follows:

     4.01 Purchaser is duly organized, validly existing and in good standing under Delaware law and has all necessary power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.

     4.02 The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by Purchaser and no other corporate proceedings on the part of Purchaser are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Purchaser, and, assuming this Agreement has been duly and validly authorized, executed and delivered by each Stockholder, this Agreement constitutes a valid and binding agreement of Purchaser enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect generally affecting the rights of creditors and subject to general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

     4.03 Purchaser is acquiring the Shares for its own account and not with a view to the public distribution thereof and will not offer to sell or otherwise dispose of the Shares so acquired in violation of the Securities Act of 1933, as amended.

                    ARTICLE V. COVENANTS OF THE STOCKHOLDERS

     5.01 Each Stockholder hereby covenants and agrees that, on and after the date hereof and during the term of this Agreement, such Stockholder will not sell, transfer, assign, pledge, hypothecate or otherwise dispose of or limit its right to vote in any manner, or otherwise encumber, any of the Shares which are the subject matter of this Agreement, or enter into any agreement to do any of the foregoing, except pursuant to Sections 1.01, 1.02 and 5.02 hereof. No

Stockholder will take any action that would have the effect of preventing or disabling such Stockholder from performing his or its obligations under this Agreement.

     5.02 Subject in all respects to Sections 2.03 and 2.04 hereof, effective upon the execution of this Agreement, each Stockholder appoints Greg Byrne and Massimo Candela, and each of them, with power of substitution in each, as proxies, (a) to vote the Shares at any meeting of stockholders of the Company or any adjournment or adjournments thereof or (b) to execute and deliver consents with respect to the Shares upon any and all such matters as each such proxy or his substitute shall in his sole discretion deem proper. Each Stockholder intends this proxy to be irrevocable and coupled with an interest. Each Stockholder hereby revokes any proxy previously granted by such Stockholder with respect to any of the Shares. Subject in all respects to Sections 2.03 and 2.04 hereof, effective upon the execution and delivery of this Agreement, each Stockholder hereby agrees to vote the Shares in favor of the approval of the Merger and adoption of the Merger Agreement at any meeting of stockholders of the Company or any adjournment or adjournments thereof and in opposition to any transaction or action inconsistent with the Merger or the Merger Agreement and, if requested by Purchaser, to execute and deliver a consent to the approval of the Merger and adoption of the Merger Agreement and in opposition to any transaction or action inconsistent with the Merger or the Merger Agreement.

     5.03 Each Stockholder shall, as soon as practicable after the execution and delivery of this Agreement, take all reasonable action required, if any, (i) to obtain all waivers, consents, approvals and agreements of any third parties, including governmental authorities, necessary or advisable to authorize, approve or permit the purchase and sale of Shares pursuant hereto, (ii) to release all encumbrances, if any, on the Shares, and (iii) to cooperate with Purchaser in defending any legal proceedings, whether judicial or administrative and whether brought derivatively or on behalf of third parties (including government agencies or officials), challenging this Agreement.

     5.04 Simultaneously with the purchase of his Shares, each Stockholder who is a director of the Company shall submit his written resignation as a director of the Company effective as of the date of such resignation.

                            ARTICLE VI. MISCELLANEOUS

     6.01 In the event the Company institutes any change in the Common Stock by reason of a stock dividend, split-up, merger, recapitalization, combination, conversion, exchange of shares or the like, the number and kind of Shares subject hereto and the Purchase Price shall be appropriately adjusted to reflect changes made in the Common Stock.

     6.02 This Agreement will be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to the principles of conflicts of law. This Agreement may be executed simultaneously in counterparts, each of which will be deemed to be an original but all of which together will constitute one and the same instrument.

     6.03 The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

     6.04 From time to time, at Purchaser's request and without further consideration, each Stockholder will execute and deliver to Purchaser such documents and take such action as Purchaser may reasonably request in order to consummate more effectively the transactions contemplated hereby and to vest in Purchaser good title to the Shares being sold by such Stockholder, including, but not limited to, using its best efforts to cause the Company's transfer agent to transfer the Shares on the transfer books of the Company to Purchaser.

     6.05 This Agreement will be binding upon, inure to the benefit of and be enforceable by (i) each Stockholder and such Stockholder's heirs, beneficiaries, representatives, successors and assigns, and (ii) Purchaser's successors and permitted assigns. Each Stockholder agrees that damages would be an inadequate remedy for breach of this Agreement and that the obligations of the parties hereto shall be enforced by the remedies of specific enforcement and injunctive relief. This Agreement may not be assigned by the parties hereto, except that Purchaser may assign its rights hereunder to any direct or indirect subsidiary of Purchaser.

     6.06 In furtherance of this Agreement, each Stockholder hereby agrees to cause, within five business days of the date hereof, all certificates for the Shares to be legended to the effect that they are subject to the terms of this Agreement (and that this Agreement places limits on the voting and transfer of the Shares), and each Stockholder acknowledges that the Company, pursuant to
Section 4.11 of the Merger Agreement, is issuing stop transfer instructions to the transfer agent for the Common Stock with respect to any transfer of Shares other than to Purchaser or any its affiliates.

     6.07 This Agreement, and the documents referred to herein or delivered pursuant hereto which form a part hereof, contain the entire understanding of the parties hereto with respect to its subject matter, and each party hereto represents and acknowledges that it has not relied in any way upon any other agreements or understandings. There are no restrictions, agreements, promises, warranties, covenants or undertakings with respect to the subject matter hereof other than those expressly set forth herein or therein. This Agreement supersedes all prior agreements and understandings between the parties with respect to its subject matter. This Agreement may be amended only by a written instrument duly executed by all parties hereto. Any condition to a party's obligations hereunder may be waived by such party.

     6.08 All notices, claims certificates, requests, demands and other communications hereunder ("notices") will be given in writing and will be deemed to have been duly given if delivered or mailed (registered or certified mail, postage prepaid, return receipt requested) or by facsimile transmission as follows (or at such other address for a party as shall be specified by like notice):

     (a) If to the Purchaser, to:

                  Robert W. Forman
                  Shapiro Forman Allen Miller & McPherson LLP
                  380 Madison Avenue
                  N ew York, NY 10017

                  Fax no. 212 557-1275







     (b)  If  to  any   Stockholder,   to  the  address  set  forth  below  such
Stockholder's signature below, with a copy to:

                  Vernon R. Proctor, Esquire
                  The Bayard Firm
                  222 Delaware Avenue, Suite 900
                  Wilmington, DE 19801

                  Fax. No. 302 658-6395


     6.09 In the event any party shall commence any legal proceeding to enforce its rights under this Agreement, the prevailing party or parties in such proceeding shall be entitled all legal fees and expenses incurred by it or them in connection with such proceeding from the other party or parties. A party commencing any proceeding shall not be deemed to be a prevailing party unless it shall have obtained a final judgment in its favor in such proceeding that is no longer subject to appeal.

     6.10 The parties agree to cooperate in connection with obtaining all regulatory approvals, if any, required to be obtained in connection with this Agreement, so as to minimize costs to be incurred by each of the parties.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.


                                    /s/ Gino N. Pala
                                    ----------------
                                    Gino Pala


                                    /s/ Gino N. Pala
                                    ----------------
                                    Gino Pala, as trustee of the Janice Pala
                                    Declaration of Trust


                                    /s/ Richard F. Joyce
                                    --------------------
                                    Richard F. Joyce, individually and as
                                    joint tenant with Deborah P. Joyce


                                    /s/ Richard Asta
                                    ----------------
                                    Richard Asta


                                    /s/ Len Dahlberg
                                    ----------------
                                    Len Dahlberg


                                    /s/ John Adornetto
                                    ------------------
                                    John Adornetto


                                    /s/ Laura Hemmings
                                    ------------------
                                    Laura Hemmings


                                    /s/ Deborah P. Joyce
                                    --------------------------------------
                                    Deborah P. Joyce, (a)  individually,  (b) as
                                    Trustee   of   the   Second    Janice   Pala
                                    Declaration  of  Trust,   (c)  as  Custodian
                                    Shares in the names of Ryan F.  Joyce,  Kyle
                                    P. Joyce, Kevin M. Joyce and Daniel P. Joyce
                                    and (d) as  Joint  Tenant  With  Richard  F.
                                    Joyce

                                    PENCIL ACQUISITION CORP.


                                    By: /s/ Massimo Candela
                                       --------------------

                                     ANNEX I
                                     -------

                                                        Indebtedness (including
                                  No. of Shares            accrued interest
Stockholder                     Beneficially Owned         through 11/30/04)
-----------                     ------------------         -----------------

Gino N. Pala                         485,670                  $208,997.38

Gino N. Pala as Trustee of
Janice Pala Trust dated
1/24/91                              150,000

Gino N. Pala as Custodian
for Grandchildren                     12,800

Richard F. Joyce                      42,145                  $133.618.83

Richard F. Joyce and
Debbie Joyce jointly                   3,310

Debbie Joyce                           2,900

Debbie Joyce as Trustee
for UA dated 5/11/92                  97,420

Laura Hemmings                         6,365                   $19,087.04

Debbie Joyce as Custodian
for Ryan Joyce                         5,800

Debbie Joyce as Custodian
for Kyle Joyce                         9,120

Debbie Joyce as Custodian
for Kevin Joyce                        9,120

Debbie Joyce as Custodian
for Daniel Joyce                       9,120

Leonard D. Dahlberg, Jr.               8,094                   $54,068.45

Richard A. Asta                       58,145                  $130,485.10

John Adornetto                        11,815                   $33,127.74